Exhibit (a)(63)

AMENDMENT AND SUPPLEMENT TO

OFFER TO PURCHASE FOR CASH

ALL ISSUED AND OUTSTANDING COMMON SHARES

OF

CASCAL N.V.

at

US$6.75 Net Per Share

by

SEMBCORP UTILITIES PTE LTD.

a wholly-owned subsidiary of

SEMBCORP INDUSTRIES LTD.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, JULY 8, 2010, UNLESS THE OFFER IS EXTENDED.

The offer is being made pursuant to (i) the Offer to Purchase dated May 21, 2010 (as amended and supplement from time to time, the “Offer to Purchase”), (ii) this amendment and supplement to the Offer to Purchase (the “Supplement”) and (iii) and the accompanying Amended and Restated Letter of Transmittal. Sembcorp Utilities Pte Ltd. (“Purchaser”), a private company limited by shares, incorporated under the laws of Singapore and a wholly-owned subsidiary of Sembcorp Industries Ltd. (“Parent”), a public company limited by shares, incorporated under the laws of Singapore and listed on the main board of the Singapore Exchange, is offering to purchase all of the issued and outstanding common shares, par value €0.50 per share (each, a “Share” and collectively, the “Shares”) of Cascal N.V. (the “Company”), a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands, at a price of US$6.75 per Share, net to the seller in cash, without interest (subject to applicable withholding taxes) (that price, or any other price per Share as may be paid in the Offer, is referred to herein as the “Offer Price”), upon the terms and subject to the conditions set forth in this Supplement and the Offer to Purchase and, in the case of Shares other than Dutch Registered Shares (as defined below), the accompanying Amended and Restated Letter of Transmittal (which together, and as they may be amended and supplemented from time to time, constitute the “Offer”).

On April 26, 2010, Purchaser, Biwater Investments Ltd., a limited company existing under the laws of England & Wales and majority stockholder of the Company (the “Stockholder”), and Biwater Holdings Limited, a limited company existing under the laws of England & Wales and the ultimate parent company of the Stockholder (“BHL”), entered into a Tender Offer and Stockholder Support Agreement, as amended (the “Tender Offer and Stockholder Support Agreement”) pursuant to which, among other things, Purchaser agreed to offer to acquire all of the issued and outstanding Shares in exchange for the Offer Price, subject to reduction to US$6.40 as set forth below, and the Stockholder agreed to promptly and validly tender in the Offer the 17,868,543 Shares held by it.

The Offer is conditioned upon at least 80% of the issued and outstanding Shares on a fully diluted basis (after taking into account all of the issued and outstanding Shares and assuming the exercise, conversion or exchange of all options, warrants, convertible or exchangeable securities and similar rights and the issuance of all Shares that the Company is obligated to issue thereunder) being validly tendered and not withdrawn (the “80% Condition”). Upon the Stockholder’s tender of its Shares pursuant to the Tender Offer and Stockholder Support Agreement, 17,868,543 Shares, or approximately 58% of the issued and outstanding Shares (based on 30,781,343 Shares reported by the Company to be issued and outstanding as of June 25, 2010) will have been tendered in the Offer. Accordingly, the 80% Condition to the Offer will be satisfied if approximately an additional 22% (or 6,756,532 Shares based on 30,781,343 Shares reported by the Company to be issued and outstanding as of June 25, 2010) of the issued and outstanding Shares are validly tendered and not withdrawn. If at 5:00 p.m., New York City time, on Thursday, July 8, 2010, the 80% Condition has not been met, Purchaser will (i) reduce the Offer Price to US$6.40 per Share, (ii) reduce the 80% Condition to provide that Purchaser’s obligation to accept and pay for Shares tendered in the Offer is conditioned on at least 17,868,543 Shares owned by the Stockholder being validly tendered and not withdrawn (the “Minimum Condition”) and (iii) extend the Offer for an additional ten business days. See the Introduction and Section 1 of this Supplement and the Offer to Purchase. The Offer is also subject to a number of other conditions, which are described under Section 13 of this Supplement and the Offer to Purchase. Purchaser reserves the right to waive the 80% Condition, the Minimum Condition, if applicable, and the other conditions to the Offer.

Following the completion of the Offer, Purchaser expects to hold at least 17,868,543 Shares, representing approximately 58% of the Company (based on 30,781,343 Shares reported by the Company to be issued and outstanding as of June 25, 2010), and as majority stockholder, expects to have control of the board of directors of the Company, subject to legal and regulatory requirements, including, but not limited to, legal and regulatory requirements related to ensuring adequate independent director representation on the Company’s board of directors. On July 9, 2010, an extraordinary general meeting of the Company’s stockholders will be held and at that meeting it is expected that Purchaser will have a proxy from the Stockholder to vote its Shares at that meeting and that Purchaser will vote such Shares in favor of the appointment of Messrs. Tang Kin Fei, Tan Cheng Guan, David Guy and Richard Quek Hong Liat, each a designee of the Purchaser, to the Company’s board of directors. In addition, following the completion of the Offer, Purchaser, subject to and in accordance with applicable laws, intends to cause the Company to (1) delist the Shares from the New York Stock Exchange (the “NYSE”), (2) suspend the Company’s obligation to file reports under the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”), pending termination of registration of the Shares under the Exchange Act and (3) terminate the registration of the Shares under the Exchange Act.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Supplement or the Offer to Purchase. Any representation to the contrary is unlawful.

IMPORTANT

Any stockholder desiring to tender any of such stockholder’s Shares should (1) complete and sign the accompanying Amended and Restated Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Amended and Restated Letter of Transmittal, including any required signature guarantees, and mail or deliver the Amended and Restated Letter of Transmittal or such facsimile with such stockholder’s certificate(s) for the tendered Shares and any other required documents to the Depositary named in the Offer to Purchase, (2) follow the procedure for book-entry tender of Shares set forth in Section 3 of the Offer to Purchase, (3) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder or (4) for Shares evidenced by a registration of the holder in the Company’s Dutch stockholders’ register and not held through the clearing and settlement system operated by The Depository Trust Company (“Dutch Registered Shares”), complete and sign the deed of transfer for the relevant Dutch Registered Shares (the “Deed of Transfer”), and mail or deliver the Deed of Transfer and any other required documents to the Depositary named in the Offer to Purchase. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Shares so registered.

A stockholder of the Company who desires to tender Shares, other than Dutch Registered Shares, and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

IF YOU ARE TENDERING DUTCH REGISTERED SHARES AND YOU DO NOT HAVE A U.S. DOLLAR-DENOMINATED ACCOUNT OR IF, FOR ANY OTHER REASON, YOU WISH TO RECEIVE THE OFFER PRICE IN ANY CURRENCY OTHER THAN U.S. DOLLARS, YOU SHOULD CONSULT WITH YOUR CUSTODIAN TO DETERMINE THE APPLICABLE EXCHANGE RATE AND WHETHER ANY CHARGES WILL APPLY.

Questions and requests for assistance may be directed to the Information Agent for the Offer at its address and telephone numbers set forth on the back cover of this Supplement and the Offer to Purchase. Requests for additional copies of this Supplement, the Offer to Purchase, the accompanying Amended and Restated Letter of Transmittal, the Revised Notice of Guaranteed Delivery, the Revised Deed of Transfer and other tender offer materials may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

June 30, 2010

SUMMARY TERM SHEET

This summary highlights important and material information from this Supplement and the Offer to Purchase but may not contain everything that is important to you. To fully understand the Offer and for a more complete description of the terms of the Offer, you should read carefully this entire Supplement, the Offer to Purchase and the accompanying Amended and Restated Letter of Transmittal. We have included section references to direct you to a more complete description of the topics contained in this summary. Questions or requests for assistance may be directed to the Information Agent at its address and phone numbers on the back cover of this Supplement.

WHO IS OFFERING TO BUY MY SECURITIES?

•

We are Sembcorp Utilities Pte Ltd., a private company limited by shares, incorporated under the laws of Singapore, and are offering to buy your Shares as described in this Supplement and the Offer to Purchase. We are a wholly-owned subsidiary of Sembcorp Industries Ltd., a public company limited by shares, incorporated under the laws of Singapore and listed on the main board of the Singapore Exchange. See Section 9 of the Offer to Purchase for further information about Parent and us.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

•	We are offering to buy all of the issued and outstanding Shares of Cascal N.V. See the Introduction and Section 1 of this Supplement and the Offer to Purchase.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

•

We are offering to pay US$6.75, net to each seller in cash, without interest, for each Share. The Offer is conditioned upon the 80% Condition being satisfied. Upon the Stockholder’s tender of its Shares pursuant to the Tender Offer and Stockholder Support Agreement, 17,868,543 Shares, or approximately 58% of the issued and outstanding Shares of the Company (based on 30,781,343 Shares reported by the Company to be issued and outstanding as of June 25, 2010) will have been tendered in the Offer. Accordingly, the 80% Condition to the Offer will be satisfied if approximately an additional 22% (or 6,756,532 Shares based on 30,781,343 Shares reported by the Company to be issued and outstanding as of June 25, 2010) of the issued and outstanding Shares are validly tendered and not withdrawn.

•

On or about April 27, 2010, Michael Wager, a non-executive director, resigned from the Company’s board of directors to assume an advisory and spokesperson role for the Company in connection with the Offer (the “Consultancy”) and, in connection with such Consultancy, the Company entered into an agreement with Mr. Wager pursuant to which Mr. Wager would receive an annual salary of US$1,040,000 and 200,000 restricted Shares in the Company. In its Schedule 14d-9 filed with the SEC on June 1, 2010, the Company confirmed that, effective April 27, 2010, the Company granted 200,000 Shares (the “Restricted Shares”) to WAGCAP Advisors LLC, an Ohio limited liability company, through which Mr. Wager, is providing consulting services. As a result of the issuance of the Restricted Shares, the 80% Condition to the Offer will be satisfied if 6,756,532 Shares (based on 30,781,343 Shares reported by the Company to be issued and outstanding as of June 25, 2010), representing approximately an additional 22% of the issued and outstanding Shares, are validly tendered and not withdrawn.

•

If at 5:00 p.m., New York City time, on Thursday, July 8, 2010, the 80% Condition has not been met, we will (i) reduce the Offer Price to US$6.40 per Share, (ii) reduce the 80% Condition to the Minimum Condition and (iii) extend the Offer for an additional ten business days. See the Introduction and Section 1 of this Supplement and the Offer to Purchase.

i

•

If you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

•

We will not pay for Shares in any currency other than U.S. dollars. If you are tendering Dutch Registered Shares and you do not have a U.S. Dollar-denominated account or if, for any other reason, you wish to receive the Offer payment in a currency other than U.S. Dollars, you should consult with your custodian to determine the applicable exchange rate and whether any charges will apply.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

•

Yes. We and our affiliates will finance the Offer with internally generated funds and borrowings under existing loan facilities or the issuance of notes under an existing medium term note program. The Offer is not subject to any financing contingency. See Section 12 of this Supplement and the Offer to Purchase.

ARE YOUR FINANCIAL RESULTS RELEVANT TO MY DECISION AS TO WHETHER TO TENDER IN THE OFFER?

•

Because the Offer is for cash, is not subject to any financing condition and is for all of the issued and outstanding Shares, our financial results should not be relevant to your decision on whether to tender your Shares in the Offer.

HAVE YOU HELD DISCUSSIONS WITH THE COMPANY?

•

We have been participating in the Stockholder’s proposed sale of its Shares for approximately two years now. The Company was aware of, and has been involved in, this sale process, by having members of their senior management meet with us, allowing us to conduct site visits at various of the Company’s facilities and providing us with information relating to the Company.

•

Since October 2009, we submitted various non-binding offer letters for the purchase of the Shares to the Stockholder. We understand from the Stockholder that these non-binding offer letters had been conveyed to the Company’s board of directors. The various non-binding offer letters included an offer price range of US$6.25 to US$7.00 per Share and our stated desire to acquire the Shares through a tender offer, recommended by the Company’s board of directors, so as to maximize the likelihood of acquiring 100% of the Shares. These non-binding offer letters also highlighted our plans to delist and deregister the Shares following such acquisition.

•

On March 1, 2010, we met with the Company’s board of directors and the Stockholder’s board of directors (via video conference and teleconference) and presented our intention to enter into discussions regarding a firm offer that would entail us making a tender offer to acquire all the issued and outstanding shares of the Company at a price per Share somewhere in the range of US$6.50 to US$7.00 per Share. The closing price on Friday, February 26, 2010, the last full trading day prior to our presentation of our proposed offer to the boards of directors of both the Stockholder and the Company, was US$5.70. In addition, the price range offered by us represented a premium in terms of the 3-month (US$5.72), 6-month (US$5.79) and 12-month (US$4.65) historical volume weighted average prices of the Shares on the NYSE (“VWAPs”) calculated as of February 26, 2010. Shortly after the meeting, we were informed by the Stockholder that the special committee of the Company’s board of directors had indicated that they would not be able to recommend our offer as they were of the view that the price was inadequate. On the same day, we also had discussions with the Company’s management to further clarify certain outstanding due diligence questions.

•

On March 2, 2010, after further discussions with the Stockholder, it was suggested that we should consider proposing a fixed offer price per Share rather than a range of per Share offer prices in a written offer to the Company’s board of directors.

•

On March 7, 2010, we sent the Company’s board of directors a letter containing a proposal to acquire at a price of US$6.75 per Share all of the issued and outstanding Shares of the Company by way of a voluntary tender offer on a recommended basis. The closing price on Friday, March 5, 2010, the last full trading day prior to our submission of the letter to the Company, was US$6.00. In addition, the price offered by us represented a premium in terms of the 3-month (US$5.75), 6-month (US$5.81) and 12-month (US$4.72) historical VWAPs calculated as of March 5, 2010.

•

On March 11, 2010, the special committee of the Company’s board of directors responded with a letter stating that “[b]ased on our review of your March 7 letter, we cannot make a recommendation to our Board to support your proposed transaction because we believe the offer described in that letter is inadequate.” The closing price on Wednesday, March 10, 2010, the last full trading day prior to the Company issuing its letter, was US$6.00. In addition, the price offered by us represented a premium in terms of the 3-month (US$5.76), 6-month (US$5.80) and 12-month (US$4.76) historical VWAPs calculated as of March 10, 2010. On March 12, 2010, Biwater sent us a letter indicating that, notwithstanding the Company’s response to our offer, they would be willing to continue discussions with us concerning the sale of their Shares.

•

On April 30, 2010, following the execution of the Tender Offer and Stockholder Support Agreement and the announcement of the proposed Offer, Mr. Wager contacted us to “discuss issues arising as a result of [our] announcement regarding [our] intended tender offer for Cascal common shares.” He indicated that he was advising the Company on these matters and stated that if we had any interest in discussing a consensual resolution of these matters, to contact him at our convenience. On the same day we received Mr. Wager’s communication asking us to contact him at our convenience to discuss a consensual resolution of the matters, the Company filed litigation in the United States District Court for the District of New York against us, Parent, the Stockholder and BHL (the “Litigation”).

•

On May 5, 2010, we had a teleconference with Mr. Wager during which time he indicated that the Company would be willing to drop the Litigation in exchange for either (i) an increase in the Offer Price of an unspecified amount or (ii) us agreeing to enter into a standstill agreement where we would agree to be a passive investor in the Company for a period of twenty-four to forty-eight months following the consummation of the Offer. We communicated to Mr. Wager that both of these proposals were unacceptable to us.

•

On May 11, 2010, in connection with the Litigation, the Company filed an amended complaint and a motion for a temporary restraining order or for a preliminary injunction to stop the commencement of the Offer.

•

On May 13, 2010, we received two emails from Mr. Wager. The first email, addressed to the Group President and CEO of our Parent, referenced the Litigation and stated that the “next phases of [the Company’s] defense will be communications to Semcorp (sic) Industries’ Board and shareholders as well as public statements to Sembcorp’s’ shareholders in Singapore’s financial press” and that “there are business solutions that can spare Semcorp (sic) and Cascal from protracted litigation and continued public exchanges.” We responded to Mr. Wager’s email asking him to provide the details of his proposed business solutions to the Executive Vice President, Group Business & Strategic Development, of our Parent. In his second email, Mr. Wager responded with yet another proposal for us to change the terms of the Offer to (i) increase the Offer Price, (ii) include our Parent’s ordinary shares as part of the consideration paid to tendering stockholders and (iii) agree not to delist and deregister the Shares for at least three years and retain at least three of the Company’s directors on the Company’s board of directors following the completion of the Offer. Otherwise, Mr. Wager stated, the “courts in the US and Holland will decide the fate of Cascal and its public shareholders.” Again, we communicated to Mr. Wager that these proposals were unacceptable to us. See Section 10 of this Supplement and the Offer to Purchase.

•

Since May 13, 2010, we have had on a number of occasions, discussions with representatives of the Company and the Stockholder regarding the Offer and the various litigation matters surrounding the Offer. However, no agreements have been reached by the parties.

DOES THE COMPANY SUPPORT THE OFFER?

•	On April 26, 2010, the Company issued a press release in which it stated that its board of directors had determined that the Offer is “inadequate and coercive.”

•

On April 30, 2010, the Company commenced the Litigation against us, Parent, the Stockholder and BHL claiming violations of U.S. securities laws and breach of confidentiality agreements. The Litigation seeks injunctive relief and recovery of damages. In the press release issued on April 30, 2010, announcing the commencement of the Litigation, the Company stated that “[t]he structure of the proposed Sembcorp tender is coercive and seeks to diminish the rights of shareholders to participate in Cascal’s growth and share value appreciation. The offering price is inadequate and under the proposed terms would result in an illiquid market for our publicly traded common shares. Accordingly, the Sembcorp bid is unacceptable.”

•

On May 5, 2010, the Company issued a press release announcing that Michael Wager, a non-executive director, resigned from the Company’s board of directors to assume an advisory and spokesperson role for the Company in connection with the Offer. In that press release the Company states that it “rejects Sembcorp’s proposal as unacceptable and coercive, and believes that shareholders will realize far greater value if the Company remains independent and is able to move forward with its growth strategy.” Again on May 5, 2010, the Company issued another press release confirming that we had received service of process in connection with the Litigation and stating that “the Board of Directors of Cascal rejects Sembcorp’s proposal as unacceptable and coercive, and recommends that Cascal common shareholders take no action to respond to a below market tender that Sembcorp Industries Ltd (sic), a wholly-owned subsidiary of Sembcorp Utilities Pte Ltd (sic), said it intends to make.”

•

On May 11, 2010, in connection with the Litigation, the Company filed an amended complaint and a motion for a temporary restraining order or for a preliminary injunction to stop the commencement of the Offer.

•

We filed an opposition to the Company’s motion on May 12, 2010, and later in the day, a hearing was held on the motion before the Honorable Lewis A. Kaplan, United States District Judge. At the end of that hearing, Judge Kaplan scheduled an evidentiary hearing for May 19, 2010. In light of Judge Kaplan’s decision to conduct a hearing in one week, the Company withdrew their request for a temporary restraining order and we and the Stockholder agreed not to commence the Offer before May 21, 2010.

•

On May 19, 2010, after considering all of the evidence presented by the parties, including the sworn declarations of key individuals, Judge Kaplan concluded, among other things, that based on the record before the court there was no likelihood of the Company succeeding on its legal claims. The court then denied the Company’s motion for a preliminary injunction and cleared the way for the Offer to go forward.

•

On May 25, 2010, the Company voluntarily withdrew its complaint pending against us in the Litigation, without prejudice. Also on May 25, 2010, Spigthoff N.V., Biwater’s Dutch litigation counsel (“Spigthoff”), on behalf of Biwater, filed an application with the Enterprise Chamber of the Amsterdam Court of Appeals requesting an inquiry into the Company’s policies and conduct of business with regard to the actions taken by it in response to the Offer.

•

On May 27, 2010, Spigthoff sent a letter (the “May 27 Letter”) to Stibbe N.V., the Company’s Dutch litigation counsel (“Stibbe”), stating that an analysis of the possibilities open to the Company after the withdrawal of its complaint in the Litigation indicates that the Company may be considering the issuance of Shares to a special purpose vehicle in order to dilute Biwater’s ownership interest in the Company and to thwart the Offer (a “Dilutive Issuance”). Accordingly, the May 27 Letter requested confirmation from the Company that it would not make a Dilutive Issuance without Biwater’s prior written consent or that if such a resolution is adopted by the board of directors of the Company, the Dilutive Issuance would not be implemented prior to the Enterprise Chamber of the Amsterdam Court of Appeals ruling on the matter. The May 27 Letter stated that if the Company did not provide Biwater or its counsel with confirmation within 24 hours, Biwater would seek declaratory judgment regarding the dilutive issuance in the Enterprise Chamber of the Amsterdam Court of Appeals.

•

On May 28, 2010, Stibbe sent a letter to Spigthoff (the “May 28 Letter”) in response to the May 27 Letter. The May 28 Letter stated that the Company was not willing to give the confirmations requested in the May 27 Letter. The May 28 Letter indicated that the Company would however be willing to discuss ways in which the minority shareholders of Cascal could be protected, including through the implementation of an adequate corporate governance structure and undertakings by Biwater and us that (i) the Shares would not be delisted or deregistered until we hold 95% of the issued and outstanding Shares, (ii) no assets of the Company would be sold to us or our affiliates and (iii) in the event of the breach of the forgoing undertakings, we would agree to pay a penalty of €10 per Share and (iv) if we were to transfer its Shares, the forgoing undertakings would be required to be transferred. If the forgoing protections were not put in place, the May 28 Letter provided that Stibbe would consider the Offer coercive and would take all steps necessary to protect the Company and its shareholders.

•

Later in the day on May 28, 2010, Spigthoff, on behalf of Biwater, filed an application with the Enterprise Chamber of the Amsterdam Court of Appeals requesting an injunction seeking to (i) prohibit the Company’s board of directors from adopting a resolution in favor of a Dilutive Issuance, if such a resolution has not already been adopted, (ii) suspend such resolution, if already adopted, and prohibit the Company’s board of directors from adopting any new resolutions in favor of a Dilutive Issuance and (iii) suspend Messrs. Biewenga, Auster and Sonkin from the Company’s board of directors until the decision of the Enterprise Chamber of the Amsterdam Court of Appeals has been rendered in the event that either (a) at the time of the hearing to be held on the matter the Company has already made the Dilutive Issuance or (b) the Dilutive Issuance has not been made, but at the hearing to be held on the matter the Company refuses to undertake not to make, or not to resolve to make, a Dilutive Issuance.

v

•

On June 1, 2010, the Company filed with the SEC a statement on Schedule 14d-9 stating that the board of directors of the Company unanimously recommends that stockholders (other than the Stockholder) reject the Offer and not tender their Shares into the Offer.

•

On June 2, 2010, the Company filed with the Enterprise Chamber of the Amsterdam Court of Appeals a request for interim measures requesting the Court to issue an order to (i) either have Biwater’s Shares transferred to an independent third party (so that such person could vote the Shares at any meeting of the Company’s stockholders) or suspend of the voting rights of Biwater, (ii) forbid Biwater from tendering their Shares (which have already been tendered in the offer) if we do not agree to (a) cooperate in implementing an adequate corporate governance of the Company by guaranteeing the continued membership of a sufficient number of independent directors and granting those independent members adequate approval and veto rights in respect of the resolutions that protect the interests of the Company’s minority stockholders, (b) refrain from delisting/deregistering the Shares and (c) impose the same obligations on any transferee of Biwater’s Shares and (iii) suspend Messrs. White and Magor from serving on the Company’s board of directors retroactively from March 7, 2010.

•

On June 3, 2010, in response to the May 28 Letter, our Dutch litigation counsel sent Stibbe a letter (the “June 3 Letter”) indicating that the requests contained in the May 28 Letter were unacceptable to us and that we saw no justification for the Company not to have agreed to provide Biwater with the confirmations requested in the May 27 Letter. In addition, the June 3 Letter stated that post-consummation of the Offer, we will maintain independent directors on the Company’s board of directors in compliance with applicable stock exchange regulations and relevant regulatory requirements. In addition, the June 3 Letter indicated that we intend to have at least one independent director on the Company’s board of directors, in accordance with Dutch case law, as long as there is a significant minority shareholding in the Company and that such independent director(s) will be mandated with safeguarding the minority shareholders’ interests and will, in accordance with market practice and applicable law, have approval rights over certain intra-group transactions such as a sale of assets and restructurings involving the Company and us as counterparties.

•	Also on June 3, 2010, we were informed by the Court that the date for the hearing on the order pending before the Enterprise Chamber of the Amsterdam Court of Appeals had been set for June 10, 2010.

•	On June 10, 2010, the hearing on the various orders pending before the Enterprise Chamber of the Amsterdam Court of Appeals was held.

•

On June 16, 2010, the Enterprise Chamber of the Amsterdam Court of Appeals rendered its decision on the various matters pending before it and found in favor of Biwater and Sembcorp on all counts and rejected all of the Company’s requests for interim relief. Since the Company’s lawyers told the Enterprise Chamber of the Amsterdam Court of Appeals at the hearing that no Dilutive Issuance would be made if the Court should find against the Company, the Enterprise Chamber of the Amsterdam Court of Appeals made no restraining order to that effect in its decision

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER MY SHARES IN THE OFFER?

•

You may tender your Shares in the Offer until 5:00 p.m., New York City time, on Thursday, July 8, 2010, which is the Expiration Date of the Offer, unless we decide to extend the Offer or to provide a subsequent offering period. If we extend the Offer, either as a result of the 80% Condition not being satisfied as of the Expiration Date of the Offer or otherwise, or provide a subsequent offering period, you will be able to tender your Shares until the extended Expiration Date. See Section 3 of the Offer to Purchase for information about tendering your Shares.

CAN THE OFFER BE EXTENDED, AND, IF SO, UNDER WHAT CIRCUMSTANCES?

•

Yes. We expressly reserve the right, in our sole discretion, but subject to and in accordance with applicable law and the terms of the Tender Offer and Stockholder Support Agreement, to extend the period of time during which the Offer remains open, from time to time. Pursuant to the terms of the Tender Offer and Stockholder Support Agreement, we have agreed with the Stockholder that, if at 5:00 p.m., New York City time, on Thursday, July 8, 2010, the 80% Condition has not been met, we will (i) reduce the Offer Price to US$6.40 per Share, (ii) reduce the 80% Condition to the Minimum Condition and (iii) extend the Offer for an additional ten business days. In addition, we have agreed with the Stockholder that, if at any time prior to August 31, 2010, the conditions to the Offer relating to the approvals of Governmental Authorities (as defined below), certain third parties and the U.K. Pensions Regulator of the Biwater Retirement and Security Scheme (the “Pensions Regulator”) have not been satisfied, we will extend the period of time during which the Offer remains open for period(s) of time to be determined by us in our sole discretion, subject to and in accordance with applicable law. See Section 1 of this Supplement and the Offer to Purchase for more information regarding extension of the Offer.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

•

If we extend the Offer, we will inform BNY Mellon Shareowner Services, the depositary for the Offer (the “Depositary”) of that fact. We will also make a public announcement of any extension of the Offer (or the commencement of a subsequent offering period) no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date of the Offer. See Section 1 of this Supplement and the Offer to Purchase for more information about extension of the Offer.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

•

We will not be obligated to complete the Offer or to purchase the tendered Shares unless the 80% Condition has been met. If, however, at 5:00 p.m., New York City time, on Thursday, July 8, 2010, the 80% Condition has not been met, we will (i) reduce the Offer Price to US$6.40 per Share, (ii) reduce the 80% Condition to the Minimum Condition and (iii) extend the Offer for an additional ten business days. See the Introduction and Section 1 of this Supplement and the Offer to Purchase. Upon the Stockholder’s tender of its Shares pursuant to the Tender Offer and Stockholder Support Agreement, the Minimum Condition will be met. We reserve the right to waive the 80% Condition, Minimum Condition, if applicable, and the other conditions to the Offer.

•

The Offer is also conditioned on, among other things, (i) the Company not issuing or authorizing or agreeing to the issuance of, any shares of its capital stock or any other security convertible therein, or exchangeable or exercisable therefor; (ii) there not being instituted and be pending in connection with the Offer any litigation, suit, claim, action, proceeding or investigation brought before any Governmental Authority (as defined in Section 10 of the Offer to Purchase) which has a reasonable likelihood of success on its merits: (a) that would materially impair the value of the Owned Shares (as defined in Section 10 of the Offer to Purchase) to us; (b) seeking to materially and adversely affect the rights of ownership by us of the Owned Shares; or (c) seeking material damages against us; other than in each case any such litigation, suit, claim, action, proceeding or investigation that is based upon our business, identity or historical business practice; or (iii) there not being a change, event, circumstance or occurrence that is or would reasonably be expected to be materially adverse to the business, results of operations or financial condition of the Company and its subsidiaries taken as a whole, subject to certain exceptions.

•

The issuance of the Restricted Shares to WAGCAP Advisors LLC, the entity through which Mr. Wager, is providing consulting services to the Company in connection with the Offer, has resulted in the failure of condition (i) set forth above. We have decided to waive the failure of condition (i) set forth above insofar as and to the extent it relates to the issuance of the Restricted Shares to WAGCAP Advisors LLC.

•

The Offer to Purchase also contained a condition to the Offer that receipt of the clearance from the Pensions Regulator be given on terms that are reasonably acceptable to us. On June 8, 2010, Biwater received a letter from the Pension Regulator with regard to the application for the clearance of the separation of Biwater’s and the Company’s pensions schemes upon the consummation of the Offer, stating that, in the Pension Regulator’s opinion, there is no proposed detriment to the schemes and therefore a pension clearance for the separation is not required. This response from the Pensions Regulator is acceptable to us and, accordingly, on June 30, 2010, we announced that we had waived this condition to the Offer.

•

The Offer to Purchase also contained a condition to the Offer that all consents or approvals required to be obtained from any third party in connection with the Tender Offer and Stockholder Support Agreement, the Offer and the consummation of the Transactions contemplated thereby being obtained (including Waterloo Industrial Limited (“Waterloo”), the minority shareholder in The China Water Company Limited, not objecting to the new ultimate controller of Cascal or any necessary waivers and consents of Waterloo being obtained). On June 29, 2010, Waterloo executed a waiver letter, in satisfaction of this condition, as it relates to Waterloo.

•

The Offer to Purchase also contained a condition to the Offer that any material approval, authorization, clearance, license, order, confirmation, consent, exemption, grant, permission, recognition and/or waiver necessary for the making or implementation of the Offer or consummation of the Transactions which is required to be obtained from a governmental authority of any jurisdiction in which the Company or any of its subsidiaries or associated companies carries on business having been obtained during the Offer period. On June 15, 2010, Cascal filed a merger notification with the South African Competition Commission and, on June 29, 2010, the Commission issued its opinion unconditionally approving the proposed transaction, in satisfaction of this condition, as it relates to clearance from the Commission.

•

The Offer also is subject to other conditions. We do not expect to need any material governmental approvals to complete the Offer. For a complete description of all of the conditions to which the Offer is subject, see Section 13 of this Supplement and the Offer to Purchase.

•

As of the date hereof, we are not aware of any facts or circumstances that would cause the failure of any of the conditions to the Offer on the Expiration Date, however, there can be no assurance that if facts or circumstances change, all of the conditions to the Offer will be satisfied on the Expiration Date.

WHAT ARE THE CONSEQUENCES TO ME OF THE TWO-TIERED PRICING STRUCTURE?

•

We are offering to pay US$6.75, net to each seller in cash, without interest, for each Share, conditioned upon the 80% Condition being satisfied. If at 5:00 p.m., New York City time, on Thursday, July 8, 2010, the 80% Condition has not been met, we will (i) reduce the Offer Price to US$6.40 per Share, (ii) reduce the 80% Condition to the Minimum Condition and (iii) extend the Offer for an additional ten business days. If the 80% Condition has not been met, and we reduce the Offer Price to US$6.40 per Share and you have previously tendered your Shares and do not validly withdraw them prior to the Expiration Date, as extended, and we accept your Shares for payment, you will receive US$6.40 per Share. See the Introduction and Section 1 of this Supplement and the Offer to Purchase and Section 4 of the Offer to Purchase

HOW DO I TENDER MY SHARES?

•

If you hold the certificates for your Shares, you should complete the accompanying Amended and Restated Letter of Transmittal that was provided with the Offer to Purchase and enclose all the documents required by it, including your certificates, and send them to the Depositary at the address listed on the back cover of this Supplement and the Offer to Purchase.

•	If your broker holds your Shares for you in “street name,” you must instruct your broker to tender your Shares on your behalf.

•

If you cannot comply with either of these procedures, you still may be able to tender your Shares, other than Dutch Registered Shares by using the guaranteed delivery procedures described in the Offer to Purchase.

•

If you hold Dutch Registered Shares, you should complete the Deed of Transfer and enclose all the documents required by it and send them to the Depositary at the address listed on the back cover of this Supplement and the Offer to Purchase.

•	See Section 3 of the Offer to Purchase for more information on the procedures for tendering your Shares.

•

In any case, the Depositary must receive all required documents prior to 5:00 p.m., New York City time, on Thursday, July 8, 2010, which is the Expiration Date of the Offer, unless we decide to extend the Offer.

IF I ALREADY TENDERED MY SHARES, DO I HAVE TO DO ANYTHING NOW?

•

No. Shares previously tendered pursuant to the Offer to Purchase, and the previously circulated Letter of Transmittal and any amendments to those documents, and not withdrawn, constitute valid tenders for purposes of the Offer. Therefore, stockholders who have validly tendered and not withdrawn their Shares are not required to take any further action with respect to such Shares in order to receive the Offer Price if Shares are accepted for payment and paid for by us pursuant to the Offer, except as may be required by the guaranteed delivery procedure if that procedure was utilized. See the “Introduction” and Section 3 of the Offer to Purchase.

CAN I WITHDRAW PREVIOUSLY TENDERED SHARES, AND IF SO, HOW LONG DO I HAVE TO DO SO?

•

Yes, you can withdraw your Shares from the Offer at any time prior to the expiration of the Offer and, if we have not agreed by July 19, 2010 to accept your Shares for payment, you can withdraw them at any time after such date until we accept your Shares for payment.

•

To withdraw tendered Shares, other than Dutch Registered Shares, while you still have the right to do so, you (or your broker or bank if your Shares were held in “street name”) must deliver a written notice of withdrawal to the Depositary at the address and telephone numbers listed on the back cover of this Supplement and the Offer to Purchase, and the notice must include the name of the stockholder that tendered the Shares, the number of Shares to be withdrawn and the name in which the tendered Shares are registered.

•

For a withdrawal of Dutch Registered Shares to be effective, holders of Dutch Registered Shares should notify the Depositary prior to the Expiration Date, whereupon the Deed of Transfer will be returned by the Depositary to the relevant stockholder.

•	See Section 4 of the Offer to Purchase for more information about how to withdraw tendered Shares.

WHEN AND HOW WILL I BE PAID FOR MY TENDERED SHARES?

•

Subject to the terms and conditions of the Offer, if the Offer is not extended, we will pay for all Shares validly tendered and not withdrawn promptly after the later of the Expiration Date of the Offer and the satisfaction or waiver of the conditions to the Offer. If we provide a subsequent offering period, we will pay for any Shares tendered in such subsequent offering period periodically as those Shares are tendered.

•

We will pay for your Shares that are validly tendered and not withdrawn by depositing the applicable portion of the aggregate purchase price with the Depositary. The Depositary will act as your agent for the purpose of receiving payments from us and transmitting such payments to you with respect to tendered Shares.

•

In all cases, payment for tendered Shares, other than Dutch Registered Shares, will be made only after timely receipt by the Depositary of certificates for such tendered Shares or of a confirmation of a book-entry transfer of these Shares as described in Section 3 of the Offer to Purchase, a properly completed and duly executed Letter of Transmittal and any other required documents.

•

In all cases, payment for Dutch Registered Shares will be made only after you have submitted a Deed of Transfer, properly completed and executed (together with any share certificates issued for such Dutch Registered Shares and other documents required by the Deed of Transfer), to the Depositary. The Depositary shall, on our behalf, make payments for the Dutch Registered Shares as soon as possible after completion of the Offer and otherwise in accordance with customary market practices.

DO I HAVE STATUTORY APPRAISAL RIGHTS?

•

Holders of Shares are not entitled to appraisal rights with respect to the Offer to Purchase under Dutch law or otherwise. If you object to the Offer Price, you may continue to hold your Shares, subject, however, to any order issued as a result of any Ordinary Squeeze-out Proceedings (as defined in Section 11 of the Offer to Purchase) or Takeover Squeeze-Out Proceedings (as defined in Section 11 of the Offer to Purchase), as described in more detail below. See Section 11 of this Supplement and the Offer to Purchase for more information.

WILL THE COMPANY CONTINUE AS A PUBLIC COMPANY?

•

If we acquire 95% or more of the nominal value of the issued outstanding share capital of the Company, our current intent is to seek to acquire the remaining outstanding Minority Shares (as defined in Section 11 of the Offer to Purchase) of the Company in accordance with Takeover Squeeze-Out Proceedings, or Ordinary Squeeze-Out Proceedings, if such Takeover Squeeze-Out Proceedings are not available, upon the consummation of which the Company will no longer be publicly owned.

•

If we acquire less than 95% of the nominal value of the issued and outstanding share capital of the Company, if we purchase all the Shares tendered in the Offer, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange, there may not be a public trading market for the Shares, and the Company may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies.

•

In addition, following the consummation of the Offer, we intend to take steps to delist the Shares from the NYSE and, if the conditions to deregistration are met, and subject to and in accordance with applicable laws, intend to deregister the Shares under the Exchange Act and suspend the Company’s reporting obligation with the SEC. See Sections 7 and 11 of this Supplement and the Offer to Purchase for more information.

x

WHAT WILL HAPPEN TO ANY SHARES REMAINING AFTER THE OFFER?

•

We are seeking to acquire 100% of the Shares of the Company in the Offer. However, there may be Shares that remain outstanding following completion of the Offer. As indicated above, if we acquire 95% or more of the nominal value of the issued outstanding share capital of the Company, our current intent is to seek to acquire the remaining outstanding Minority Shares of the Company in accordance with Takeover Squeeze-Out Proceedings or Ordinary Squeeze-Out Proceedings, if such Takeover Squeeze-Out Proceedings are not available. The Squeeze-Out Price (as defined in Section 11 of the Offer to Purchase) would be determined by the Dutch Court (as defined in Section 11 of the Offer to Purchase). The Dutch Court may appoint one or three experts to advise it on the value of the Minority Shares and the Squeeze-Out Price. In Takeover Squeeze-Out Proceedings, the consideration offered in a public tender offer is presumed fair if 90% or more of the shares of the company were acquired by the offeror in the public tender offer. Takeover Squeeze-Out proceedings must be initiated within three months after the initial offer period has expired. In Ordinary Squeeze-Out Proceedings following a public tender offer such as this, it is not uncommon for the Dutch Court to set the Squeeze-Out Price at an amount equal to the price offered in the public tender offer. However, the Dutch Court may also set a higher or lower price. See Section 11 of this Supplement and the Offer to Purchase for more information.

•

If we acquire less than 95% of the nominal value of the issued outstanding share capital of the Company, we will not be able to effect a squeeze-out proceeding under the Dutch Civil Code. We may, however, from time to time, subject to and in accordance with applicable law, seek (or cause one of its affiliates to seek) to acquire additional issued and outstanding Shares not owned by us and our affiliates, including, subject to and in accordance with applicable law, by means of one or more tender offers, open market purchases, negotiated transactions or by causing the Company to issue Shares in exchange for property or cash consideration and on such terms and at such prices as we may determine, which may be more or less than the Offer Price. We may also implement other restructuring measures after completion of the Offer, including, subject to and in accordance with applicable law, by means of a cross border or domestic merger, a sale and/or transfer of assets and liabilities of the Company and other possible measures. There can be no assurance, however, that we will undertake any of the actions described above or that stockholders who do not tender their Shares pursuant to the Offer will receive any consideration for their Shares from us at any subsequent time. See Sections 7 and 11 of this Supplement and the Offer to Purchase for more complete information about the effect of the Offer on your Shares.

IF I DECIDE NOT TO TENDER MY SHARES, HOW WILL THE OFFER AFFECT MY SHARES?

•

If you decide not to tender your Shares in the Offer and we acquire 95% or more of the nominal value of the issued outstanding share capital of the Company and initiate Takeover Squeeze-Out Proceedings, or Ordinary Squeeze-Out Proceedings, if such Takeover Squeeze-Out Proceedings are not available, as described above, such actions would require court proceedings and possible expert valuation and accordingly, the receipt of funds could be substantially delayed, and the Squeeze-Out Price could be more or less than the Offer Price.

•

If you decide not to tender your Shares in the Offer and we purchase Shares which have been tendered in the Offer, but we acquire less than 95% of the nominal value of the issued outstanding share capital of the Company, there may be so few remaining stockholders and publicly held Shares that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for Shares held by stockholders of the Company, which may affect prices at which Shares trade. In addition, the Shares may no longer be eligible to be traded through the NYSE or any other securities market. Also, as described above, the Company may cease making filings with the SEC or otherwise cease being required to comply with SEC rules relating to publicly held companies. We and our affiliates may also, from time to time, subject to and in accordance with applicable law, seek to acquire additional Shares by causing the Company to issue Shares in exchange for property or cash consideration or through open market purchases, privately negotiated transactions, a tender offer or exchange offer, or otherwise, upon such terms and at such prices as it shall determine, which may be more or less than the price paid in the Offer. There can be no assurance, however, that we will undertake any of the actions described above or that stockholders who do not tender their Shares pursuant to the Offer will receive any consideration for their Shares from us at any subsequent time. See Sections 7 and 11 of this Supplement and the Offer to Purchase.

•

Following the Offer, it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. See Section 7 of this Supplement and the Offer to Purchase.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

•

On June 29, 2010, the last full trading day before the date of this Supplement, the reported closing price of the Shares on the NYSE was US$6.75 per Share. On May 20, 2010, the last full trading day for which prices were available before the commencement of the Offer, the reported closing price of a Share on the NYSE was US$6.55 per Share. On March 1, 2010, the day we first presented our proposed offer to the Company’s board of directors, the reported closing price on the NYSE was US$5.62 per Share. The Offer Price represents a premium in terms of the 3-month (5.7%), 6-month (12.5%) and 12-month (33.8%) historical VWAPs calculated as of April 23, 2010, which was the last full trading day before the execution of the Tender Offer and Stockholder Support Agreement and the announcement of the proposed Offer. You should obtain a recent market quotation for your Shares in deciding whether to tender them. See Section 6 of the Offer to Purchase for recent high and low sales prices for the Shares.

WHAT ARE THE NETHERLANDS TAX CONSEQUENCES IF I TENDER MY SHARES?

•

Generally, if you are a holder of Shares who is not, is not deemed to be, and (in case the holder is an individual) has not elected to be treated as, resident in The Netherlands for the relevant tax purposes, you will not be subject to Netherlands taxation when you receive cash from us in exchange for the Shares you tender unless certain specific circumstance apply as further described in Section 5 of the Offer to Purchase. You should consult your tax advisor about the particular tax consequences of the Offer to you. See Section 5 of the Offer to Purchase for more information on such Netherlands tax consequences.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES IF I TENDER MY SHARES?

•

Generally, if you are a U.S. Holder (as that term is defined in Section 5 of the Offer to Purchase), you will be subject to U.S. federal income taxation when you receive cash from us in exchange for the Shares you tender and you may also be subject to applicable state, local and non-U.S. taxes. You should consult your tax advisor about the particular tax consequences of the Offer to you. See Section 5 of the Offer to Purchase for more information on such U.S. federal income tax consequences.

WHO IS RESPONSIBLE FOR THE PAYMENT OF CERTAIN TAXES AND BROKERAGE FEES?

•

Stockholders of record who tender Shares directly will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Amended and Restated Letter of Transmittal, stock transfer taxes on the purchase of the Shares by us pursuant to the Offer. However, any tendering stockholder or other payee who fails to properly complete and sign the Substitute Form W-9 included in the Amended and Restated Letter of Transmittal (or to establish an applicable exemption) may be subject to U.S. backup withholding tax of 28% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. Any amounts withheld under backup withholding rules will be allowed as a credit against a tendering stockholder’s U.S. federal income tax liability and may entitle the stockholder to a refund, provided such stockholder furnishes certain required information to the Internal Revenue Service. Stockholders who hold their Shares through a broker, bank or other nominee should check with such institution as to whether they charge any service fees. See Sections 3 and 5 of the Offer to Purchase for more information.

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

•

If you have any questions you can call the Information Agent, MacKenzie Partners, Inc., at (800) 322-2885. See the back cover of this Supplement and the Offer to Purchase for additional contact information.

To the Holders of Common Shares

of Cascal N.V.:

INTRODUCTION

The following information (this “Supplement”) amends and supplements the Offer to Purchase dated May 21, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), of Sembcorp Utilities Pte Ltd (“Purchaser”), a private company limited by shares, incorporated under the laws of Singapore and a wholly-owned subsidiary of Sembcorp Industries Ltd (“Parent”), a public company limited by shares, incorporated under the laws of Singapore and listed on the main board of the Singapore Exchange, pursuant to which Purchaser is offering to purchase all of the issued and outstanding common shares, par value €0.50 per share (each a “Share” and collectively, the “Shares”) of Cascal N.V. (the “Company”), a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands, at a price of US$6.75 per Share, net to the seller in cash (that price, or any other price per Share as may be paid in the Offer, is referred to in this document as the “Offer Price”), without interest, upon the terms and subject to the conditions set forth in this Supplement, the Offer to Purchase and in the accompanying Amended and Restated Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). Tendering stockholders who are record holders of their Shares and tender directly to the depositary for the Offer, BNY Mellon Shareowner Services (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Amended and Restated Letter of Transmittal, share transfer taxes on the purchase of the Shares purchased by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should inquire of that institution as to whether it charges any service fees. Purchaser will pay all charges and expenses of the Depositary and MacKenzie Partners, Inc. (the “Information Agent”).

This Supplement should be read in conjunction with the Offer to Purchase. Except as otherwise set forth in this Supplement and the accompanying Amended and Restated Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and related Letter of Transmittal remain applicable in all respects to the Offer. Unless the context requires otherwise, all capitalized terns used by not defined in this Supplement have the meanings ascribed to them in the Offer to Purchase.

SHARES PREVIOUSLY VALIDLY TENDERED PURSUANT TO THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL AND NOT WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. STOCKHOLDERS WHO HAVE VALIDLY TENDERED AND NOT WITHDRAWN THEIR SHARES ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE OFFER PRICE IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY PURCHASER PURSUANT TO THE OFFER, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED.

The Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on Thursday, July 8, 2010 (the “Expiration Date”), unless Purchaser extends (including because it is required to extend) the time during which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date at which the Offer, as extended, will expire.

On April 26, 2010, Purchaser, Biwater Investments Ltd., a limited company existing under the laws of England & Wales and majority stockholder of the Company (the “Stockholder”), and Biwater Holdings Limited, a limited company existing under the laws of England & Wales and the ultimate parent company of the Stockholder (“BHL”) entered into a Tender Offer and Stockholder Support Agreement, as amended (the “Tender Offer and Stockholder Support Agreement”) pursuant to which, among other things, Purchaser agreed to offer to acquire all of the issued and outstanding Shares of the Company in exchange for the Offer Price, subject to reduction to US$6.40 as set forth below, and the Stockholder agreed to promptly and validly tender in the Offer the 17,868,543 Shares held by it.

THE OFFER IS CONDITIONED, AMONG OTHER THINGS, UPON AT LEAST 80% OF THE ISSUED AND OUTSTANDING SHARES OF THE COMPANY ON A FULLY DILUTED BASIS (AFTER TAKING INTO ACCOUNT ALL OF THE ISSUED AND OUTSTANDING SHARES AND ASSUMING THE EXERCISE, CONVERSION OR EXCHANGE OF ALL OPTIONS, WARRANTS, CONVERTIBLE OR EXCHANGEABLE SECURITIES AND SIMILAR RIGHTS AND THE ISSUANCE OF ALL SHARES THAT THE COMPANY IS OBLIGATED TO ISSUE THEREUNDER) BEING VALIDLY TENDERED AND NOT WITHDRAWN (THE “80% CONDITION”). UPON THE STOCKHOLDER’S TENDER OF ITS SHARES PURSUANT TO THE TENDER OFFER AND STOCKHOLDER SUPPORT AGREEMENT, 17,868,543 SHARES, OR APPROXIMATELY 58% OF THE ISSUED AND OUTSTANDING SHARES OF THE COMPANY (BASED ON 30,781,343 SHARES REPORTED BY THE COMPANY TO BE ISSUED AND OUTSTANDING AS OF JUNE 25, 2010) WILL HAVE BEEN TENDERED IN THE OFFER. ACCORDINGLY, THE 80% CONDITION TO THE OFFER WILL BE SATISFIED IF APPROXIMATELY AN ADDITIONAL 22% (OR 6,756,532 SHARES BASED ON 30,781,343 SHARES REPORTED BY THE COMPANY TO BE ISSUED AND OUTSTANDING AS OF JUNE 25, 2010) OF THE ISSUED AND OUTSTANDING SHARES ARE VALIDLY TENDERED AND NOT WITHDRAWN. IF AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, JULY 8, 2010, THE 80% CONDITION HAS NOT BEEN MET, PURCHASER WILL (I) REDUCE THE OFFER PRICE TO US$6.40 PER SHARE, (II) REDUCE THE 80% CONDITION TO PROVIDE THAT PURCHASER’S OBLIGATION TO ACCEPT AND PAY FOR SHARES TENDERED IN THE OFFER IS CONDITIONED ON AT LEAST 17,868,543 SHARES BEING VALIDLY TENDERED AND NOT WITHDRAWN (THE “MINIMUM CONDITION”) AND (III) EXTEND THE OFFER FOR AN ADDITIONAL TEN BUSINESS DAYS. THE OFFER IS ALSO SUBJECT TO THE OTHER CONDITIONS SET FORTH IN THIS SUPPLEMENT AND THE OFFER TO PURCHASE. SEE THE INTRODUCTION AND SECTIONS 1 AND 13 OF THIS SUPPLEMENT AND THE OFFER TO PURCHASE.

On June 1, 2010, the Company, as required by Rule 14e-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), filed with the Securities and Exchange Commission (the “SEC”) a Solicitation/Recommendation Statement on Schedule 14d-9. In the Solicitation/Recommendation Statement on Schedule 14d-9, the Company stated that the board of directors of the Company unanimously recommends that stockholders (other than the Stockholder) reject the Offer and not tender their Shares into the Offer. The Solicitation/Recommendation Statement on Schedule 14d-9 also contains important information and certain material non-public information that the Company believes is necessary for stockholders to make a decision with respect to the Offer. We urge all stockholders of the Company to review the Solicitation/Recommendation Statement on Schedule 14d-9 carefully.

According to the Company’s financial statements on form 20-F filed with the Securities and Exchange Commission on June 25, 2010, as of June 25, 2010, 30,781,343 Shares were issued and outstanding.

STOCKHOLDERS ARE URGED TO ACCEPT THE OFFER AS SOON AS POSSIBLE. The Offer and withdrawal rights are scheduled to expire at 5:00 p.m., New York City time, on Thursday, July 8, 2010 (unless extended), so it is important that you respond as soon as possible if you wish to take advantage of this opportunity.

THIS SUPPLEMENT, THE OFFER TO PURCHASE AND THE ACCOMPANYING AMENDED AND RESTATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND THEY SHOULD BE READ IN THEIR ENTIRETY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer; Expiration Date.

The discussion set forth in Section 1 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

On the terms and subject to the conditions of the Offer, Purchaser will accept for payment and pay for all Shares which are validly tendered on or prior to the Expiration Date and not withdrawn as described in Section 4 of the Offer to Purchase. The term “Expiration Date” means 5:00 p.m., New York City time, on Thursday, July 8, 2010, unless Purchaser extends the period during which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date at which the Offer, as extended, will expire. The period from the date of the Offer to Purchase until 5:00 p.m., New York City time, on Thursday, July 8, 2010, as such period may be extended, is referred to in this Supplement and the Offer to Purchase as the “Offering Period.”

On April 26, 2010, Purchaser and the Stockholder entered into a Tender Offer and Stockholder Support Agreement pursuant to which, among other things, Purchaser agreed to offer to acquire all of the issued and outstanding Shares of the Company in exchange for the Offer Price and the Stockholder agreed to promptly and validly tender in the Offer the 17,868,543 Shares held by it.

The Offer is subject to the conditions set forth in Section 13 of this Supplement and the Offer to Purchase, which include, among other things, satisfaction of the 80% Condition, or the Minimum Condition, as applicable. Upon the Stockholder’s tender of its Shares pursuant to the Tender Offer and Stockholder Support Agreement, 17,868,543 Shares, or approximately 58% of the issued and outstanding Shares of the Company (based on 30,781,343 Shares reported by the Company to be issued and outstanding as of June 25, 2010) will have been tendered in the Offer. Accordingly, the 80% Condition to the Offer will be satisfied if approximately an additional 22% (or 6,756,532 Shares based on 30,781,343 Shares reported by the Company to be issued and outstanding as of June 25, 2010) of the issued and outstanding Shares are validly tendered and not withdrawn. If the 80% Condition, or the Minimum Condition, as applicable, is not satisfied, Purchaser may: (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in Section 4, retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered and not properly withdrawn prior to the Expiration Time or (iv) delay acceptance for payment or payment for Shares, subject to and in accordance with applicable law, until satisfaction or waiver of the conditions to the Offer.

The Offer is also conditioned on, among other things, (i) the Company not issuing or authorizing or agreeing to the issuance of, any shares of its capital stock or any other security convertible therein, or exchangeable or exercisable therefor; (ii) there not being instituted and be pending in connection with the Offer any litigation, suit, claim, action, proceeding or investigation brought before any Governmental Authority which has a reasonable likelihood of success on its merits: (a) that would materially impair the value of the Owned Shares to Purchaser; (b) seeking to materially and adversely affect the rights of ownership by Purchaser of the Owned Shares; or (c) seeking material damages against Purchaser; other than in each case any such litigation, suit, claim, action, proceeding or investigation that is based upon Purchaser’s business, identity or historical business practice; or (iii) there not being a change, event, circumstance or occurrence that is or would reasonably be expected to be materially adverse to the business, results of operations or financial condition of the Company and its subsidiaries taken as a whole, subject to certain exceptions.

The issuance of the Restricted Shares to WAGCAP Advisors LLC, the entity through which Mr. Wager, is providing consulting services to the Company in connection with the Offer, has resulted in the failure of condition (i) set forth above. Purchaser has decided to waive the failure of the condition (i) set forth above insofar as and to the extent it relates to the issuance of the Restricted Shares to WAGCAP Advisors LLC.

The Offer to Purchase also contained a condition to the Offer that receipt of the clearance from the Pensions Regulator be given on terms that are reasonably acceptable to Purchaser. On June 8, 2010, Biwater received a letter from the Pension Regulator with regard to the application for the clearance of the separation of Biwater’s and the Company’s pensions schemes upon the consummation of the Offer, stating that, in the Pension Regulator’s opinion, there is no proposed detriment to the schemes and therefore a pension clearance for the separation is not required. This response from the Pensions Regulator is acceptable to Purchaser and, accordingly, on June 30, 2010, Purchaser announced that it had waived this condition to the Offer.

The Offer to Purchase also contained a condition to the Offer that all consents or approvals required to be obtained from any third party in connection with the Tender Offer and Stockholder Support Agreement, the Offer and the consummation of the Transactions contemplated thereby being obtained (including Waterloo, the minority shareholder in The China Water Company Limited, not objecting to the new ultimate controller of Cascal or any necessary waivers and consents of Waterloo being obtained). On June 29, 2010, Waterloo executed a waiver letter, in satisfaction of this condition, as it relates to Waterloo.

The Offer to Purchase also contained a condition to the Offer that any material approval, authorization, clearance, license, order, confirmation, consent, exemption, grant, permission, recognition and/or waiver necessary for the making or implementation of the Offer or consummation of the Transactions which is required to be obtained from a governmental authority of any jurisdiction in which the Company or any of its subsidiaries or associated companies carries on business having been obtained during the Offer period. On June 15, 2010, Cascal filed a merger notification with the South African Competition Commission and, on June 29, 2010, the Commission issued its opinion unconditionally approving the proposed transaction, in satisfaction of this condition, as it relates to clearance from the Commission.

As of the date hereof, Purchaser is not aware of any facts or circumstances that would cause the failure of any of the conditions to the Offer on the Expiration Date, however, there can be no assurance that if facts or circumstances change, all of the conditions to the Offer will be satisfied on the Expiration Date.

Pursuant to the terms of the Tender Offer and Stockholder Support Agreement (see Section 10 of this Supplement and the Offer to Purchase), if at 5:00 p.m., New York City time, on Thursday, July 8, 2010, the 80% Condition has not been met, Purchaser will (i) reduce the Offer Price to US$6.40 per Share, (ii) reduce the 80% Condition to the Minimum Condition and (iii) extend the Offer for an additional ten business days. If the 80% Condition has not been met, and Purchaser reduces the Offer Price to US$6.40 per Share and you have previously tendered your Shares and do not validly withdraw them, in the manner set forth in Section 4 of the Offer to Purchase, prior to the Expiration Date, as extended, and Purchaser accept your Shares for payment, you will receive US$6.40 per Share. Except as otherwise provided above, pursuant to the terms of the Tender Offer and Stockholder Support Agreement, Purchaser has agreed not to modify the terms and conditions of the Offer without the prior written consent of the Stockholder.

Subject to the terms of the Tender Offer and Stockholder Support Agreement (see Section 10 of this Supplement and the Offer to Purchase) and the applicable rules and regulations of the SEC, Purchaser expressly reserves the right, in its sole discretion, at any time or from time-to-time, to extend the Offering Period by giving oral or written notice of such extension to the Depositary. In addition, Purchaser has agreed with the Stockholder that, if at any time prior to August 31, 2010, the conditions to the Offer relating to the approvals of Governmental Authorities, certain third parties and the Pensions Regulator have not been satisfied, Purchaser will extend the period of time during which the Offer remains open for period(s) of time to be determined by Purchaser in its sole discretion, subject to and in accordance with applicable law. During any such extension of the Offering Period, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder’s Shares. See Section 4 of the Offer to Purchase for a description of withdrawal rights. There can be no assurance that Purchaser will exercise its right to extend the Offer. Subject to the applicable rules of the SEC and the terms of the Offer, Purchaser also expressly reserves the right to delay payment for Shares in order to comply with applicable laws.

Purchaser may elect, in its sole discretion, to provide a subsequent offering period of at least three business days (the “Subsequent Offering Period”). For purposes of the Offer, a “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day other than a Saturday or Sunday on which banks are not required or authorized to close in New York City, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. A Subsequent Offering Period, if one is provided, is not an extension of the Offering Period. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offering Period, in which stockholders may tender Shares not tendered during the Offering Period. Purchaser will announce its intention to provide a Subsequent Offering Period in accordance with applicable rules, regulations and interpretations of the SEC. Any decision to provide a Subsequent Offering Period, and the approximate number and percentage of the Shares deposited as of the expiration of the Offering Period, will be announced no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. There will be no withdrawal rights during the Subsequent Offering Period; any Shares tendered will immediately be accepted and promptly paid for. All conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment) must be satisfied or waived prior to the commencement of any Subsequent Offering Period.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act), which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service or Public Relations Newswire (or such other media outlet or outlets as it deems prudent).

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of or information concerning the Offer, other than a change in price or a change in the percentage of Shares sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information.

If, during the Offering Period, Purchaser decreases the number of Shares sought pursuant to the Offer or the Offer Price, that decrease will be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any decrease is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that notice is first so published, sent or given, the Offer will be extended until the expiration of that ten-business day period.

Purchaser reserves the right but is not obligated, in accordance with applicable rules and regulations of the SEC, to waive any or all of the conditions to the Offer. In the event that Purchaser waives any condition set forth in Section 13 of this Supplement and the Offer to Purchase, the SEC or its staff may, if the waiver is deemed to constitute a material change to the information previously provided to the stockholders, require that the Offer remain open for an additional period of time and/or that Purchaser disseminate information concerning the waiver.

This Supplement, the accompanying Amended and Restated Letter of Transmittal, the Deed of Transfer and other relevant materials will be mailed by Purchaser to record holders of the Shares and will be furnished by Purchaser to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of the Shares.

3.	Procedures for Accepting the Offer and Tendering Shares.

The discussion set forth in Section 3 of the Offer to Purchase is hereby amended and supplemented as follows:

Stockholders tendering their Shares may continue to use (i) the Letter of Transmittal previously circulated with the Offer to Purchase dated May 21, 2010 or (ii) the Amended and Restated Letter of Transmittal circulated with this Supplement. Stockholders tendering their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase may do so using (i) the Notice of Guaranteed Delivery previously circulated with the Offer to Purchase or (ii) the Revised Notice of Guaranteed Delivery circulated with this Supplement.

Shares previously validly tendered pursuant to the Letter of Transmittal previously circulated with the Offer to Purchase and not withdrawn constitute valid tenders for purposes of the Offer. Stockholders who have validly tendered and not withdrawn their Shares are not required to take any further action with respect to such Shares in order to receive the Offer Price if Shares are accepted for payment and paid for by Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized. If you have not already tendered your Shares, please disregard the materials previously delivered to you and use the materials accompanying this Supplement.

6.	Price Range of Shares.

The discussion set forth in Section 6 of the Offer to Purchase is hereby amended and supplemented to add the following additional paragraphs:

The following table sets forth, for the quarters indicated, the high and low closing sales price per Share on the NYSE based on public sources:

	High		Low
2010:
Second Quarter (through June 29, 2010)	US$	7.68	US$	6.25

On June 29, 2010, the last full trading day before the date of this Supplement, the reported closing price of the Shares on the NYSE was US$6.75 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

7.	Possible Effects of the Offer on the Market for the Shares; Share Listing; Margin Regulations and Exchange Act Registration.

The discussion set forth in Section 7 of the Offer to Purchase is hereby amended and supplemented as follows:

The first sentence on page 23 of the Offer to Purchase under “Possible Effects of the Offer on the Market for the Shares; Share Listing; Margin Regulations and Exchange Act Registration” is amended and restated as follows:

“Following the completion of the Offer, Purchaser expects to hold at least 17,868,543 Shares, representing approximately 58% of the issued and outstanding Shares (based on 30,781,343 Shares reported by the Company to be issued and outstanding as of June 25, 2010).”

8.	Certain Information Concerning the Company.

The discussion set forth in Section 8 of the Offer to Purchase is hereby amended and supplemented as follows:

The first full paragraph on page 25 of the Offer to Purchase under “Certain Information Concerning the Company” is amended and restated as follows:

“Except as otherwise set forth in this Supplement and the Offer to Purchase, the information concerning the Company contained in this Supplement and the Offer to Purchase has been taken from or is based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference to those documents and records. Although Purchaser and Parent have no knowledge that would indicate that any statements contained in this Supplement and the Offer to Purchase based on those documents and records are untrue, neither Parent not Purchaser assumes any responsibility for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information contained in this Supplement and the Offer to Purchase with respect to the Company, but which are unknown to Parent and Purchaser.”

10.	Background of the Offer; Other Transactions; the Tender Offer and Stockholder Support Agreement and Related Agreements.

The discussion under the caption “Background of the Offer” in Section 10 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

Background of the Offer

For purposes of this Section 10, references to “Sembcorp” unless otherwise specified are to Sembcorp Industries Ltd. and its subsidiaries, including Sembcorp Utilities Pte Ltd. and reference to “Biwater” unless otherwise specified are to Biwater Holdings Limited and its subsidiaries, including Biwater Investments Ltd, but excluding the Company and its subsidiaries.

Sembcorp has been generally familiar with the Company, Biwater and their respective business activities for some time. In particular, various Sembcorp personnel have, from time to time, had contact in a business setting with officers and employees of Biwater.

In August 2008, Sembcorp became aware of Biwater’s proposed sale of its Shares and that a sale process was being coordinated by the Global Banking and Markets division of HSBC Bank plc (“HSBC Advisory”), Biwater’s financial advisor. Sembcorp was interested in participating in the sale process and contacted HSBC Advisory directly.

On August 22, 2008, Sembcorp and Biwater signed a mutual non-disclosure agreement (“NDA”) and on August 26, 2008, HSBC Advisory sent Sembcorp an Information Memorandum and Sale Process Letter.

On September 15, 2008, Sembcorp submitted to HSBC Advisory an indicative non-binding offer to purchase Biwater’s Shares at US$10.65 per Share, which was the closing price on September 12, 2008. The non-binding offer was subject to various conditions, including, among other things, the satisfactory outcome of due diligence, and the finalization and execution of formal documentation on terms satisfactory to, and acceptable by, Sembcorp’s management, board of directors and shareholders.

On September 24, 2008, HSBC Advisory verbally informed Sembcorp that it was not selected to participate in the second stage of the sale process.

On September 30, 2008, HSBC Advisory sent an email requesting that Sembcorp destroy all information previously provided to it in connection with the sale process pursuant to the terms of the NDA, since Sembcorp was not asked to participate in the second stage of the sale process.

On April 30, 2009, during a scheduled visit to its offices in the U.K., principals of Sembcorp took the opportunity to meet with principals of Biwater to discuss and exchange views on the industry and possible collaboration opportunities.

On September 1, 2009, HSBC Advisory contacted Sembcorp to inform it that Biwater was re-initiating the previously postponed sale process to sell its Shares and to see if Sembcorp was interested in participating in the process. Sembcorp expressed an interest in participating in the sale process and on September 11, 2009, HSBC Advisory sent an updated Information Memorandum to Sembcorp.

On September 19, 2009, HSBC Advisory sent an email to Sembcorp attaching a letter dated September 18, 2009, detailing the sale process. Based on the timeline provided, the deadline for the submission of non-binding offers was October 12, 2009, however the letter provided that if Sembcorp submitted a firm offer acceptable to Biwater by October 5, 2009, Biwater would work together in good faith with Sembcorp to consummate a transaction within a short time period.

Sembcorp determined that it was not able to submit a firm offer by October 5, 2009, and so on September 25, 2009, Sembcorp informed HSBC Advisory that it would follow the official process and would submit a non-binding offer by October 12, 2009.

On September 25, 2009, a representative of Biwater sent an email to a representative of Sembcorp, providing (i) a draft agreement between Biwater and Sembcorp pursuant to which (a) the parties would enter into a strategic relationship, (b) Biwater would sell its Shares in the Company to Sembcorp and (c) Biwater would sell to Sembcorp a 49% interest in certain subsidiaries and (ii) a draft purchase agreement with regard to Biwater’s proposed sale of its Shares. There were no subsequent discussions on either of these agreements.

On October 1 and 2, 2009, representatives of Biwater, together with HSBC Advisory, met with representatives of Sembcorp in Singapore. During the meetings, Biwater provided an overview of the Company’s businesses and assets as well as the rationale behind the Company’s incorporation in The Netherlands, listing on the NYSE and Biwater’s sale of its Shares.

On October 12, 2009, Sembcorp submitted an indicative non-binding offer (the “Non-Binding Offer”) to HSBC Advisory and Biwater. The Non-Binding Offer indicated that Sembcorp would be interested in acquiring Biwater’s Shares at a price range of US$6.25 to US$7.00 per Share. The closing price on Friday, October 9, 2009, the last full trading day prior to Sembcorp’s submission of the Non-Binding Offer, was US$5.92. In addition, the price range offered by Sembcorp in its Non-Binding Offer represented a premium in terms of the 3-month (US$5.06), 6-month (US$4.45) and 12-month (US$4.43) historical VWAPs calculated as of October 9, 2009. The Non-Binding Offer was subject to Sembcorp acquiring all of the remaining Shares not held by Biwater, and other conditions, including, among other things, the satisfactory outcome of due diligence, and the finalization and execution of formal documentation on terms satisfactory to, and acceptable by, Sembcorp’s management, board of directors and shareholders.

During the period from October 13 to 16, 2009, HSBC Advisory and Biwater contacted Sembcorp on a number of occasions to discuss certain clarifications relating to Sembcorp’s Non-Binding Offer.

On October 21, 2009, Sembcorp received an email from HSBC Advisory attaching a letter dated October 20, 2009, admitting Sembcorp into the next stage of sale process.

On October 28, 2009, Sembcorp informed Biwater and HSBC Advisory that it had engaged Credit Suisse (Singapore) Limited (“Credit Suisse”) as its financial advisor. Credit Suisse proceeded to contact HSBC Advisory and commenced discussions with HSBC Advisory on a revised NDA (the “Revised NDA”). HSBC Advisory and Credit Suisse had various discussions to negotiate the Revised NDA and during those discussions, HSBC Advisory informed Credit Suisse that the Company was willing to cooperate with Biwater in providing due diligence to bidders in the sale process and had formed a special committee of the board of directors to assist in that regard.

On November 9, 2009, Sembcorp and Biwater executed the Revised NDA.

On November 10, 2009, Sembcorp received a sale process letter from HSBC Advisory, requesting that Sembcorp’s final and binding offer be submitted by December 14, 2009. The process letter indicated that Sembcorp would be provided an opportunity to meet with, and ask questions of, selected members of the Company’s management. A draft of the purchase agreement relating to the transaction was also provided. This draft was subsequently abandoned due to Sembcorp’s desire to acquire all of the Shares outstanding (including Biwater’s Shares) through a tender offer.

In November 2009, Sembcorp retained Clifford Chance LLP as its outside legal counsel, and began conducting a customary due diligence review of the Company. On November 30, 2009, Sembcorp had meetings in the U.K. with Biwater and the Company’s management as part of its due diligence review process. Sembcorp also visited certain of the Company’s facilities in the U.K., Indonesia and China, and met with local management teams of the Company in those countries.

On December 14, 2009, Sembcorp submitted a conditional offer (the “Conditional Offer”) to HSBC Advisory and Biwater. The Conditional Offer indicated an offer price of US$6.50 to US$7.00 per Share for the potential acquisition of all of the issued and outstanding Shares. The closing price on Friday, December 11, 2009, the last full trading day prior to Sembcorp’s submission of the Conditional Offer, was US$5.66. In addition, the price range offered by Sembcorp represented a premium in terms of the 3-month (US$5.84), 6-month (US$4.92) and 12-month (US$4.38) historical VWAPs calculated as of December 11, 2009. The Conditional Offer was subject to certain conditions, including, among other things, the granting of an exclusivity period until January 31, 2010, the satisfactory outcome of due diligence and the finalization and execution of formal transaction documentation on terms satisfactory to, and acceptable by, Sembcorp’s management, board of directors and shareholders. Sembcorp also indicated its preferred transaction structure was a tender offer conditioned on, among other things, an irrevocable undertaking from Biwater to tender its Shares and a recommendation from the Company’s board of directors, so as to maximize the likelihood that Sembcorp would be able to acquire 100% of the Company.

On December 23, 2009, Sembcorp received a letter from HSBC Advisory, confirming that Biwater was prepared to grant Sembcorp exclusivity until January 31, 2010, was willing to assist Purchaser in completing its remaining due diligence and was willing to work together with Sembcorp to determine a suitable approach in order to procure a recommendation from the Company’s board of directors.

During the period of January and February 2010, Sembcorp engaged Ernst & Young Solutions LLP (“E&Y”) as its accounting and tax adviser and continued its due diligence review. Sembcorp and its consultants continued to visit certain of the Company’s facilities in China, South Africa and Chile.

On February 3, 2010, Biwater and Sembcorp signed an exclusivity letter (the “February 3 Exclusivity Letter”), granting Sembcorp exclusivity until March 7, 2010 (the “Exclusivity Period”), and providing for a break-fee of US$1,000,000 payable by Biwater in the event that (i) Sembcorp submitted a firm offer, on terms and conditions set forth in the exclusivity letter, before the end of the Exclusivity Period and (ii) within two weeks from Biwater’s receipt of the firm offer, Biwater did not accept the firm offer by entering into or offering to enter into a binding agreement with Sembcorp in which Biwater would irrevocably undertake to tender its Shares pursuant to the terms of a tender offer for Shares by Sembcorp. In addition, the exclusivity letter provided that Biwater would provide reasonable assistance to Sembcorp during the Exclusivity Period in its pursuit of a recommendation from the Company’s board of directors, and would procure that, subject to their fiduciary duties, Larry Magor and Adrian White, in their capacity as directors of the Company, support the firm offer. With respect to the provision of “reasonable assistance” as per the February 3 Exclusivity Letter, Sembcorp’s expectation and understanding was that Mr. Magor, through his access to the Company’s board of directors, would be able to facilitate a meeting with the Company’s board of directors in order for Sembcorp to discuss its proposal. Sembcorp recognized that neither Mr. Magor nor Biwater could reasonably deliver a recommendation from the Company’s board of directors for the offer given that they do not control the board of directors and are not a member of the special committee of the Company’s board of directors.

Larry Magor, Chief Executive Officer of Biwater, was the main Biwater representative that Sembcorp was negotiating with on the price, structure of the transaction and the terms and conditions of the Tender Offer and Stockholder Support Agreement. Sembcorp understands from Biwater that Mr. Magor had been communicating with the Company’s board of directors in connection with the Offer. Following the consummation of the Offer, Mr. Magor will not have any role in the management or operations of the Company.

On February 17, 2010, representatives of Sembcorp, Credit Suisse and E&Y had a teleconference call with HSBC Advisory and certain members of the Company’s senior management to clarify certain issues arising from Sembcorp’s due diligence review.

On February 23, 2010, representatives of Sembcorp, Credit Suisse and HSBC Advisory had a further call with a member of the Company’s senior management to discuss and clarify certain issues arising from Sembcorp’s due diligence review.

On March 1, 2010, representatives of Sembcorp and Credit Suisse met with the Company’s board of directors and Biwater’s board of directors (via video conference and teleconference) and presented Sembcorp’s intention to enter into discussions regarding a firm offer that would entail Sembcorp making a tender offer to acquire all the issued and outstanding Shares at a price somewhere in the range of US$6.50 to US$7.00 per Share. The closing price on Friday, February 26, 2010, the last full trading day prior to Sembcorp’s presentation of its proposed offer to the Company’s board of directors, was US$5.70. In addition, the proposed price range represented a premium in terms of the 3-month (US$5.72), 6-month (US$5.79) and 12-month (US$4.65) historical VWAPs calculated as of February 26, 2010. Sembcorp proposed that the tender offer be subject to certain conditions, including, among other things, Biwater providing an irrevocable undertaking to tender its Shares in the tender offer and the Company’s board of directors recommending the tender offer. Sembcorp also proposed that the tender offer be subject to a minimum condition of 80% of the issued and outstanding Shares being validly tendered and not withdrawn. At that meeting, the Company’s board of directors asked Sembcorp a few questions to clarify Sembcorp’s proposed offer. Shortly after the meeting, Sembcorp was informed by representatives of Biwater that the special committee of the Company’s board of directors had indicated that they would not be able to recommend a tender offer based on the above terms as they were of the view that the price was not adequate. On the same day, Sembcorp also had discussions with the Company’s management to further clarify certain outstanding due diligence questions.

On March 2, 2010, representatives of Sembcorp had a meeting with representatives of Biwater and Biwater’s tax advisor, PricewaterhouseCoopers, to understand the Biwater group losses position in relation to the group tax relief arrangements between certain Biwater group entities and certain group entities of the Company. Representatives of Sembcorp also had a meeting with representatives of Biwater, the trustees of the Water Company Scheme (the “Trustees”) and the Trustees’ legal advisor to obtain their concurrence for the submission of an application to the Pensions Regulator for the separation of Biwater’s and the Company’s pension schemes. Representatives of Sembcorp and Credit Suisse also had a discussion with representatives of Biwater and HSBC Advisory to discuss next steps in connection with the proposed transaction, including the completion of Sembcorp’s outstanding due diligence and a suggestion that Sembcorp should consider proposing a fixed offer price per Share rather than a range of per Share offer prices in a written offer to the Company’s board of directors.

On March 7, 2010, Sembcorp submitted a letter to the Company’s board of directors and Biwater’s board of directors that contained a firm offer by Sembcorp to make a tender offer to acquire all the issued and outstanding Shares at a fixed price of US$6.75 per share (the “Firm Offer”). The closing price on Friday, March 5, 2010, the last full trading day prior to Sembcorp’s submission of the Firm Offer, was US$6.00. In addition, the Firm Offer represented a premium in terms of the 3-month (US$5.75), 6-month (US$5.81) and 12-month (US$4.72) historical VWAPs calculated as of March 5, 2010. The Firm Offer was subject to certain conditions, including, among other things, that Biwater provide an irrevocable undertaking to tender its Shares in the tender offer and that the Company’s board of directors recommend the tender offer. The Firm Offer further provided that the tender offer was to be subject to a minimum condition of 80% of the issued and outstanding Shares being validly tendered and not withdrawn. The letter also requested that the Exclusivity Period be extended to March 31, 2010.

On March 11, 2010, the Company’s special committee, which was comprised of Charles Auster, Willy Biewinga, Mitchell Sonkin, the three independent directors of the Company, sent a letter (the “March 11 Letter”) to Sembcorp in response to its Firm Offer. The special committee did not include then-director Michael Wager and now a consultant to the Company with what is understood to be an approximately US$2,250,000 compensation package, who was up until May 2010, a member of Squire Sanders & Dempsey LLP, the Company’s primary outside legal counsel, which is representing the Company and the special committee in connection with the proposed transaction. The March 11 Letter did not say that the Company had obtained independent financial or legal advice in connection with their review of Sembcorp’s offer at that time. The first time Sembcorp became aware that the special committee had retained a financial advisor was on April 30, 2010, when in connection with a press release issued by the Company announcing the Litigation, it stated “[w]e have retained Janney Montgomery Scott LLC.” The full text of the March 11 Letter is set forth below:

“March 11, 2010

Tan Cheng Guan

Executive Vice President

Group Business and Strategic Development

Sembcorp Utilities Pte Ltd

30 Hill Street #05-04

Singapore 179360

Re: Project Atlantis

Dear Mr. Guan:

Thank you for your March 1, 2010 presentation and March 7, 2010 letter. We share your view that Cascal’s business is very attractive.

Our Board of Directors and our special committee have considered your letter and we have been requested to provide you with our view of your March 7 letter.

Based on our review of your March 7 letter, we cannot make a recommendation to our Board to support your proposed transaction because we believe the offer described in that letter is inadequate.

Thank you for your interest.

Sincerely,

Charles Auster	Willy Biewinga	Mitchell Sonkin
Director and Member	Director and Member	Director and Member
of Special Committee	of Special Committee	of Special Committee”

The closing price on Wednesday, March 10, 2010, the last full trading day prior to the Company issuing the March 11 Letter, was US$6.00.

On March 12, 2010, Biwater sent a letter to Sembcorp indicating that they would be willing to continue discussions with Sembcorp and the parties executed a revised exclusivity letter extending the Exclusivity Period to March 31, 2010.

Pursuant to the terms of the February 3 Exclusivity Letter, Biwater was required to enter into or offer to enter into an irrevocable undertaking to tender its Shares within two weeks from the date of receipt of the Firm Offer, and accordingly, on March 21, 2010, Biwater sent a signed irrevocable undertaking (the “Irrevocable Undertaking”) to Sembcorp stating that it would be willing to tender its Shares in a tender offer by Sembcorp at a price of US$6.75 per Share, subject to certain conditions, including the 80% Condition. The Irrevocable Undertaking provided that Biwater’s obligations under the Irrevocable Undertaking would lapse if the Company’s board of directors (or an independent committee of the Company’s board of directors) failed to recommend the Firm Offer by midnight (GMT) on March 21, 2010. Neither the Company’s board of directors nor the special committee of the board of directors recommended the Firm Offer by midnight (GMT) on March 21, 2010, and accordingly, Biwater’s obligations under the Irrevocable Undertaking lapsed.

During March 2010, representatives of Sembcorp, Biwater and their respective financial advisors negotiated the structure of the tender offer and the offer price. As previously indicated, in the Irrevocable Undertaking, Sembcorp had offered US$6.75 per Share, subject to the 80% Condition being achieved. Biwater communicated to Sembcorp that it wanted greater certainty that the tender offer would be consummated and its Shares purchased, and therefore opposed the offer being subject to the 80% Condition. Sembcorp countered that it would be willing to consider dropping the 80% Condition but would then offer a lower price per Shares and proposed US$6.25 per Share. Biwater counter proposed US$6.50 per Share and the parties subsequently agreed on US$6.40 per Share, with the offer not being subject to the 80% Condition, but Biwater further negotiated for the offer price to be increased to US$6.75 per Share if the 80% Condition was met, which Sembcorp agreed to. Sembcorp, Biwater and their respective legal and financial advisors negotiated the structure of the two-tiered offer in further detail. Sembcorp’s legal advisor proposed the following structure. If less than 80% of the outstanding shares were tendered and not withdrawn in the offer, Sembcorp would pay to all stockholders an offer price of US$6.40 and if at least 80% of the outstanding shares are tendered and not withdrawn, Sembcorp would pay to all stockholders an offer price of US$6.75. If the 80% threshold was reached at the expiration of the initial offer period, Sembcorp would have a subsequent offering period of at least ten business days with the offer price of US$6.75. If the 80% threshold was not reached at the expiration of the initial offer period, Sembcorp may have a subsequent offering period of at least three business days with the offer price of US$6.40. If the 80% threshold is reached during the subsequent offering period, Sembcorp would extend the subsequent offering period until at least ten business days after it announced that the 80% threshold had been reached during which time the price paid to tendering stockholders will be US$6.75. The parties then discussed an alternative structure whereby the offer would initially start out at US$6.40 per Share, subject to the Minimum Condition, and if the 80% Condition was reached, the offer price would be increased to $6.75 per Share and the offer would be extended for an additional ten business days. However, after further discussions, the parties determined that this structure was more cumbersome and would likely delay the closing of the offer, so they reached agreement on the final offer structure whereby the offer would initially start out at US$6.75 per Share, subject to the 80% Condition, and if the 80% Condition was not reached at the expiration of the offer, but the Minimum Condition was, the offer price would be decreased to US$6.40 per Share and the offer would be extended an additional ten business days.

On March 30, 2010, HSBC Advisory informed Credit Suisse that Biwater’s board of directors had agreed in principle, and subject to an agreement on appropriate documentation, to tender its Shares in a tender offer by Sembcorp at a price of US$6.75 per Share if the 80% Condition was met and a price of US$6.40 per Share if the Minimum Condition, but not the 80% Condition, was met.

On April 1, 2010, Biwater and Sembcorp signed a revised exclusivity letter, extending the Exclusivity Period to April 16, 2010.

Also on April 1, 2010, Credit Suisse sent to HSBC Advisory (i) a draft Tender Offer and Stockholder Support Agreement, pursuant to which Sembcorp would agree to launch a tender offer for all of the issued and outstanding Shares and Biwater would agree to tender its Shares in the Offer. The Tender Offer and Stockholder Support Agreement provided for a price of US$6.75 in the event that the 80% Condition was met, and a price of US$6.40 if the Minimum Condition, but not the 80% Condition was met, (ii) a draft Tax Deed and (iii) a draft Pensions Agreement.

From April 6 to 10, 2010, representatives of Sembcorp and Biwater and their respective legal and financial advisors had numerous teleconferences regarding, and exchanged several further revised drafts of the Tender Offer and Stockholder Support Agreement, and Sembcorp continued its due diligence review of the Company. During that time, in connection with the negotiation of the Tender and Support Agreement, representatives of Sembcorp and Biwater and their respective legal advisors also negotiated the terms of the Tax Deed pursuant to which Biwater would indemnify Sembcorp and the subsidiaries for any losses arising as a result of certain tax sharing arrangements entered into among Biwater and certain of the Company’s subsidiaries. Sembcorp had become aware of these tax sharing arrangement during its due diligence review. In addition, during the due diligence process Sembcorp became aware that Biwater and Cascal shared a combined pension scheme in the U.K. As a result of this finding, in connection with the negotiation of the Tender and Support Agreement, representatives of Sembcorp, Biwater, the Trustees and their respective legal advisors negotiated the terms of a Pensions Agreement which provides for the separation of the two schemes. The parties also discussed the mechanics by which Biwater’s Shares would be tendered in the Offer free and clear of the security interests held by the Commercial Banking division of HSBC Bank plc (as lender to Biwater) (“HSBC Commercial Banking”) and the Trustees over Biwater’s Shares. As a result of these discussions, Sembcorp, Biwater, HSBC Commercial Banking, the Trustees, The Bank of New York Mellon (as escrow agent) and their respective legal advisors negotiated the terms of an Escrow Agreement pursuant to which Biwater’s Shares would be placed into escrow and at the expiration of the Offer, upon the release of the security interests, would be validly tendered and accepted for payment in the Offer. Also during this period representatives of Sembcorp met with a senior manager of the Company to receive an update on certain outstanding due diligence points and to discuss post-transaction matters, including the replacement of services currently provided by Biwater to the Company and staff retention plans. Additional site visits to the Company’s facilities in Chile to assess the impact of the earthquake that struck the Maule Region of Chile on February 27, 2010 were also conducted.

On April 13 and 14, 2010, representatives of Sembcorp and Biwater and their respective legal and financial advisors met in London to discuss the Tender Offer and Stockholder Support Agreement and the Pensions Agreement.

On April 13, 2010, Sembcorp, through Chilean press reports, became aware of an incident that occurred during the month of March 2010, in Chile whereby Bayesa S.A. (“Bayesa”), a subsidiary of the Company, which operates wastewater treatment plants in Chile was alleged to have improperly treated wastewater resulting in a health alert which caused over 25,000 people to have gastrointestinal problems. On April 20, 2010, through various media outlets in Chile, Sembcorp discovered that as a result of the health alert, the Concessionaire of Health Services (Econssa Chile S.A.) was allegedly terminating Bayesa’s contract to run the wastewater plant. As a result of these findings, during the period from April 20 through April 25, 2010, Sembcorp, Biwater and their respective legal and financial advisors had numerous teleconferences regarding, and exchanged several further revised drafts of the Tender Offer and Stockholder Support Agreement incorporating an indemnity provision to cover losses, if any, arising as a result of the recent events concerning Bayesa in Chile.

On April 15, 2010, Biwater and Sembcorp signed a revised exclusivity letter, extending the Exclusivity Period to April 30, 2010.

On April 25, 2010, Sembcorp and Biwater reached an agreement on the indemnity provision and final versions of the Tender Offer and Stockholder Support Agreement, Tax Deed, Pensions Agreement and Escrow Agreement (collectively, the “Transaction Documents”) were circulated to Sembcorp, Biwater, HSBC Commercial Banking, the Trustees, The Bank of New York Mellon and their respective legal advisors for sign-off and execution. Early in the morning on April 26, 2010, the parties executed and delivered the Transaction Documents and immediately thereafter, Sembcorp issued a press release announcing the execution of the Tender Offer and Stockholder Support Agreement. The Tender Offer and Stockholder Support Agreement provides for an Offer Price of US$6.75 per Share in the event the 80% Condition is satisfied and an Offer Price of US$6.40 per Share in the event the Minimum Condition, but not the 80% Condition is satisfied. The closing price on Friday, April 23, 2010, the last full trading day prior to the execution of the Tender Offer and Stockholder Support Agreement, was US$7.61. In addition, the Offer Price of US$6.75 represented a premium in terms of the 3-month (US$6.38), 6-month (US$6.00) and 12-month (US$5.05) historical VWAPs calculated as of April 23, 2010.

On April 26, 2010, the Company issued a press release (the “April 26 Press Release”) in which it stated that its board of directors had determined that the Offer is “inadequate and coercive.” The April 26 Press Release did not indicate that the special committee had obtained any independent legal or financial advice in connection with its consideration of the Offer at that time. In addition, the April 26 Press Release quoted Mr. Wager as Chairman of the special committee. Mr. Wager was not on the special committee when it sent the March 11 Letter to Sembcorp, but by April 26, 2010, had not only become a member of the special committee, but also its Chairman. The April 26 Press Release was filed on behalf of the Company by Squire Sanders & Dempsey LLP, the firm in which Mr. Wager was, at that time, a partner, as the Company’s legal counsel.

On April 30, 2010, Mr. Wager contacted Sembcorp to “discuss issues arising as a result of [Sembcorp’s] announcement regarding its intended tender offer for Cascal common shares.” Mr. Wager indicated that he was advising the Company on these matters and stated that if Sembcorp had any interest in discussing a consensual resolution of these matters, to contact him at Sembcorp’s convenience.

Also on April 30, 2010, the Company commenced the Litigation against Biwater and Sembcorp in the United States District Court for the Southern District of New York seeking to enjoin the Offer, enjoin the further use of confidential information and recover damages. In the action, the Company alleges that the Offer violates U.S. securities laws. The Company alleges that Sembcorp is attempting to purchase Shares when it has material non-public information which it allegedly received pursuant to the Revised NDA. The Company also claims that Sembcorp has violated the Revised NDA directly by making the Offer because the Revised NDA (i) prohibits Sembcorp from dealing in Shares when it has material non-public information and (ii) restricts Sembcorp’s use of the information provided to it “solely” for the purpose of purchasing Biwater’s Shares, not the Shares of others.

As against Biwater, the complaint alleged a breach of Biwater’s Letter Agreement with the Company, dated November 9, 2009 (the “Letter Agreement”) pursuant to which the Company provided Biwater with confidential information. The Company claims that the Letter Agreement prohibits Biwater from consenting to any deal with Sembcorp that is not offered on the “same terms” to all shareholders. The Company alleges that the Offer is not on the “same terms” to all shareholders because, pursuant to the Tender Offer and Stockholder Support Agreement, Biwater is required to tender and not withdraw its Shares in the Offer and by contrast, the Company argues, other shareholders are not restricted in their ability to tender or withdraw their Shares in the Offer.

The Company issued a press release on April 30, 2010 (the “April 30 Press Release”), announcing that it had commenced the Litigation. The April 30 Press Release was also the first time the Company publically indicated that it had retained Janney Montgomery Scott LLC, as its financial advisor.

On May 4, 2010, Biwater submitted to the Pensions Regulator the application for clearance of the separation of Biwater’s and the Company’s pensions schemes upon the consummation of the Offer.

On May 5, 2010, the Company announced that Mr. Wager had resigned from the board of directors and as Chairman of the special committee, in order to act as a consultant to the Company and the special committee in connection with the Offer. Sembcorp later learned that, on or about April 27, 2010, the Company and Mr. Wager had entered into a consulting agreement pursuant to which Mr. Wager would receive an annual salary of US$1,040,000 and 200,000 restricted Shares in the Company. Mr. Wager’s compensation was not disclosed in the Company’s press release announcing his Consultancy.

Also on May 5, 2010, representatives of Sembcorp and its legal advisor had a teleconference with Mr. Wager during which time Mr. Wager indicated that the Company would be willing to drop the Litigation against Sembcorp and Biwater in exchange for either (i) an increase in the Offer Price of an unspecified amount or (ii) Sembcorp agreeing to enter into a standstill agreement where Sembcorp would agree to be a passive investor in the Company for a period of twenty-four to forty-eight months following the consummation of the Offer. Sembcorp discussed these proposals internally and determined that both of them were unacceptable, and communicated this to Mr. Wager.

On May 11, 2010, Mr. Wager emailed Sembcorp again to discuss the prospect of a consensual resolution stating that a resolution was possible if the parties remained flexible with regard to price and structure. Sembcorp responded to Mr. Wager indicating that unless he had a proposal materially different from his earlier proposals which were unacceptable, Sembcorp did not believe there was the prospect of a consensual resolution.

Also on May 11, 2010, in connection with the Litigation, the Company filed an amended complaint and a motion for a temporary restraining order or for a preliminary injunction to stop the commencement of the Offer.

Sembcorp filed an opposition to the Company’s motion on May 12, 2010, and later in the day, a hearing was held on the motion before the Honorable Lewis A. Kaplan, United States District Judge. At the end of that hearing, Judge Kaplan scheduled an evidentiary hearing for May 19, 2010. In light of Judge Kaplan’s decision to conduct a hearing in one week, the Company withdrew their request for a temporary restraining order and Sembcorp and Biwater agreed not to commence the Offer before May 21, 2010.

On May 13, 2010, Sembcorp received two emails from Mr. Wager. The first email, addressed to the Group President and CEO of Sembcorp, referenced the Litigation and stated that the “next phases of [the Company’s] defense will be communications to Semcorp (sic) Industries’ Board and shareholders as well as public statements to Sembcorp’s shareholders in Singapore’s financial press” and that “there are business solutions that can spare Semcorp (sic) and Cascal from protracted litigation and continued public exchanges.” Sembcorp responded to Mr. Wager’s email asking him to provide the details of his proposed solutions to Sembcorp’s Executive Vice President, Group Business & Strategic Development. In his second email, Mr. Wager responded with yet another proposal for Sembcorp to change the terms of the Offer to (i) increase the Offer Price, (ii) include ordinary shares of Sembcorp as part of the consideration paid to tendering stockholders and (iii) agree not to delist and deregister the Shares for at least three years and retain at least three of the Company’s directors on the Company’s board of directors following the completion of the Offer. Otherwise, Mr. Wager stated, the “courts in the US and Holland will decide the fate of Cascal and its public shareholders.”

Since May 13, 2010, Sembcorp has had on a number of occasions, discussions with representatives of the Company and Biwater regarding the Offer and the various litigation matters surrounding the Offer. However, no agreements have been reached by the parties.

On May 14, 2010, Sembcorp responded to Mr. Wager indicating that since the proposals contained in Mr. Wager’s May 13, 2010 emails were not materially different from those previously proposed by Mr. Wager and subsequently rejected by Sembcorp, these proposals were again unacceptable to Sembcorp and Sembcorp communicated this to Mr. Wager.

We were informed by Biwater that on May 14, 2010, Spigthoff N.V. (“Spigthoff”), Biwater’s Dutch litigation counsel, sent a demand letter (the “Demand Letter”) to the board of directors of the Company, informing them (i) that by their actions in connection with the Litigation, the members of the special committee of the board of directors “are acting in clear breach of their duties towards [the Company] and all its stakeholders, including Biwater” and (ii) that “Biwater intends to take any and all action to hold the members of the Special Committee, and Mr. Wager himself, personally liable in order to obtain compensation for any damage caused.” The Demand Letter also urged the Company’s board of directors “to do everything [they] can to take away [Biwater’s] concerns that [they] will interfere with the transactions, amongst other by confirming that they will refrain from taking any measures which could jeopardize the making of the Tender Offer to all of the shareholders of Cascal, thus enabling them to choose whether to participate in the Tender Offer” and indicated that absent the Company’s board of director’s timely compliance with this request, Biwater would consider initiating inquiry proceedings against the Company before the Enterprise Chamber of the Amsterdam Court of Appeals. The Demand Letter set a deadline of May 18, 2010, for the Company’s response.

We understand from Biwater that on May 18, 2010, Spigthoff received a letter (the “Response Letter”) from Stibbe N.V., the Company’s Dutch litigation counsel, which contained several self-serving and unsubstantiated statements about the bona fides of the members of the special committee of the board of directors of the Company. Additionally, the Response Letter accuses Biwater and Sembcorp of violating certain confidentiality agreements, a charge that was rejected the next day by Judge Kaplan, during the May 19, 2010 hearing on the Company’s motion for a preliminary injunction to prevent the commencement of the Offer. The Response Letter went on to justify the compensation package awarded by the Company to Mr. Wager, the terms of which the Company has, to date, failed to disclose to its shareholders, by saying that the over two and one-quarter million dollar compensation package, a compensation considerably higher than the annual compensation of the Company’s Chief Executive Officer, was the result of arms-length negotiations between Mr. Wager and the Company, with each party represented by its own “independent” legal counsel. However, based on the Company’s SEC filings, the legal counsel that has been representing the Company is Squire Sanders and Dempsey, the same firm at which until, very recently, Mr. Wager was a partner.

On May 19, 2010, after considering all of the evidence presented by the parties, including the sworn declarations of key individuals, Judge Kaplan concluded, among other things, that based on the record before the court there was no likelihood of the Company succeeding on its legal claims. The court then denied the Company’s motion for a preliminary injunction and cleared the way for the Offer to go forward.

On May 25, 2010, the Company voluntarily withdrew its complaint pending against Sembcorp in the Litigation, without prejudice. Also on May 25, 2010, Spigthoff, on behalf of Biwater, filed an application with the Enterprise Chamber of the Amsterdam Court of Appeals requesting an inquiry into the Company’s policies and conduct of business with regard to the actions taken by it in response to the Offer.

On May 27, 2010, Spigthoff sent the May 27 Letter to Stibbe stating that an analysis of the possibilities open to the Company after the withdrawal of its complaint in the Litigation indicates that the Company may be considering a Dilutive Issuance. Accordingly, the May 27 Letter requested confirmation from the Company that it would not make a Dilutive Issuance without Biwater’s prior written consent or that if such a resolution is adopted by the board of directors of the Company, the Dilutive Issuance would not be implemented prior to the Enterprise Chamber of the Amsterdam Court of Appeals ruling on the matter. The May 27 Letter stated that if the Company did not provide Biwater or its counsel with confirmation within 24 hours, Biwater would seek declaratory judgment regarding the dilutive issuance in the Enterprise Chamber of the Amsterdam Court of Appeals.

Also on May 27, 2010, Biwater received a response from the Pension Regulator with regard to the application for the clearance of the separation of Biwater’s and the Company’s pensions schemes upon the consummation of the Offer, stating that, in the Pension Regulator’s opinion, there is no proposed detriment to the schemes and therefore a pension clearance for the separation is not required.

On May 28, 2010, Stibbe sent the May 28 Letter to Spigthoff in response to the May 27 Letter. The May 28 Letter stated that the Company was not willing to give the confirmations requested in the May 27 Letter. The May 28 Letter indicated that the Company would however be willing to discuss ways in which the minority shareholders of Cascal could be protected, including through the implementation of an adequate corporate governance structure and undertakings by Biwater and Sembcorp that (i) the Shares would not be delisted or deregistered until Sembcorp holds 95% of the issued and outstanding Shares, (ii) no assets of the Company would be sold to Sembcorp or its affiliates and (iii) in the event of the breach of the forgoing undertakings, Sembcorp would agree to pay a penalty of €10 per Share and (iv) if Sembcorp were to transfer its Shares, the forgoing undertakings would be required to be transferred. If the forgoing protections were not put in place, the May 28 Letter provided that Stibbe would consider the Offer coercive and would take all steps necessary to protect the Company and its shareholders.

Later in the day on May 28, 2010, Spigthoff, on behalf of Biwater, filed an application with the Enterprise Chamber of the Amsterdam Court of Appeals requesting an injunction seeking to (i) prohibit the Company’s board of directors from adopting a resolution in favor of a Dilutive Issuance, if such a resolution has not already been adopted, (ii) suspend such resolution, if already adopted, and prohibit the Company’s board of directors from adopting any new resolutions in favor of a Dilutive Issuance and (iii) suspend Messrs. Biewenga, Auster and Sonkin from the Company’s board of directors until the decision of the Enterprise Chamber of the Amsterdam Court of Appeals has been rendered in the event that either (a) at the time of the hearing to be held on the matter the Company has already made the Dilutive Issuance or (b) the Dilutive Issuance has not been made, but at the hearing to be held on the matter the Company refuses to undertake not to make, or not to resolve to make, a Dilutive Issuance.

On or about May 31, 2010, Biwater tendered its Shares in the Offer.

On June 2, 2010, the Company filed with the Enterprise Chamber of the Amsterdam Court of Appeals a request for interim measures requesting the Court to issue an order to (i) either have Biwater’s Shares transferred to an independent third party (so that such person could vote the Shares at any meeting of the Company’s stockholders) or suspend of the voting rights of Biwater, (ii) forbid Biwater from tendering their Shares (which have already been tendered in the offer) if Sembcorp does not agree to (a) cooperate in implementing an adequate corporate governance of the Company by guaranteeing the continued membership of a sufficient number of independent directors and granting those independent members adequate approval and veto rights in respect of the resolutions that protect the interests of the Company’s minority stockholders, (b) refrain from delisting/deregistering the Shares and (c) impose the same obligations on any transferee of Biwater’s Shares and (iii) suspend Messrs. White and Magor from serving on the Company’s board of directors retroactively from March 7, 2010.

On June 3, 2010, in response to the May 28 Letter, Sembcorp’s Dutch litigation counsel sent the June 3 Letter to Stibbe indicating that the requests contained in the May 28 Letter unacceptable to Sembcorp and that Sembcorp saw no justification for the Company not to have agreed to provide Biwater with the confirmations requested in the May 27 Letter. In addition, the June 3 Letter stated that post-consummation of the Offer, Sembcorp will maintain independent directors on the Company’s board of directors in compliance with applicable stock exchange regulations and relevant regulatory requirements. In addition, the June 3 Letter indicated that Sembcorp intends to have at least one independent director on the Company’s board of directors, in accordance with Dutch case law, as long as there is a significant minority shareholding in the Company and that such independent director(s) will be mandated with safeguarding the minority shareholders’ interests and will, in accordance with market practice and applicable law, have approval rights over certain intra-group transactions such as a sale of assets and restructurings involving the Company and Sembcorp as counterparties.

Also on June 3, 2010, the Court informed the parties that the date for the hearing on the various orders pending before the Enterprise Chamber of the Amsterdam Court of Appeals was set for June 10, 2010.

On June 4, 2010, Biwater and Sembcorp executed an amendment to the Tender Offer and Stockholder Support Agreement (the “First Amendment”). The First Amendment (x) amended the provision that required Sembcorp to launch the offer as promptly as practicable but in no event later than 20 calendar days after April 26, 2010, to reflect the fact that pursuant to the Litigation, Sembcorp agreed not to launch the offer before May 21, 2010 and (y) added a reasonableness standard to conditions (a)(ii) and (iii) to the offer that there shall have been instituted and be pending any litigation, suit, claim, action, proceeding or investigation brought by any Governmental Authority: (ii) seeking to prohibit or limit, in the reasonable judgment of the Purchaser, the full rights of ownership or operation by the Company, Purchaser or any of their affiliates of all or any of the business or assets of the Company, Purchaser or any of their affiliates (including in respect of the capital stock or other equity of their respective subsidiaries) or to compel the Company, Purchaser or any of their subsidiaries to dispose of or to hold separate all or any portion of the business or assets of the Company, Purchaser or any of their affiliates or any Shares or (iii) seeking, in the reasonable judgment of the Purchaser, any significant diminution in the benefits expected to be derived by Purchaser or any affiliate of Purchaser as a result of the transactions contemplated by the Offer. The amendment of conditions (a)(ii) and (iii) to the offer came as a result of an SEC comment requesting that a standard of reasonableness, against which Sembcorp’s discretion may be judged, be added to the two conditions.

On June 6, 2010, Sembcorp joined the application filed by Biwater with the Enterprise Chamber of the Amsterdam Court of Appeals, as an interested party.

On June 7, 2010, a shareholder of the Company commenced litigation against Purchaser in the United States District Court for the Southern District of New York, alleging that Purchaser failed to disclose material information in the Offer to Purchase filed on May 21, 2010, in violation of Section 14(e) of the Exchange Act. The shareholder seeks to act on behalf of all other persons who held the Company’s shares on May 21, 2010, the date the Offer was launched.

On June 8, 2010, Biwater received a letter from the Pension Regulator with regard to the application for the clearance of the separation of Biwater’s and the Company’s pensions schemes upon the consummation of the Offer, stating that, as previously communicated to Biwater on May 27, 2010, in the Pension Regulator’s opinion, there is no proposed detriment to the schemes and therefore a pension clearance for the separation is not required.

On June 10, 2010, the hearing on the various orders pending before the Enterprise Chamber of the Amsterdam Court of Appeals was held.

On June 15, 2010, the Company filed its merger notification with the South African Competition Commission (the “Commission”). The Commission has an initial 20 business day period from the date of filing to review the merger notification and make a decision. The Commission’s initial 20 business days review period will expire on July 14, 2010, unless earlier terminated or extended.

On June 16, 2010, the Enterprise Chamber of the Amsterdam Court of Appeals rendered its decision on the various matters pending before it and found in favor of Biwater and Sembcorp on all counts and rejected all of the Company’s requests for interim relief. Since the Company’s lawyers told the Enterprise Chamber of the Amsterdam Court of Appeals at the hearing that no Dilutive Issuance would be made if the Court should find against the Company, the Enterprise Chamber of the Amsterdam Court of Appeals made no restraining order to that effect in its decision.

On June 17, 2010, in connection with the litigation commenced by a shareholder of the Company against Sembcorp in the United States District Court for the Southern District of New York, alleging that Sembcorp failed to disclose material information in the Offer to Purchase filed on May 21, 2010, in violation of Section 14(e) of the Exchange Act (the “Shareholder Litigation”), the shareholder filed an amended complaint and a motion for a temporary restraining order or for a preliminary injunction to stop the commencement of the Offer. Sembcorp filed an opposition to the shareholder’s motion on June 17, 2010, and on June 18, 2010, a hearing was held on the motion before the Honorable Sidney Stein, United States District Judge. At the hearing, the shareholder withdrew its motion for a temporary restraining order to stop the closing of the Offer.

On June 21, 2010, Sembcorp announced that it was extending the Expiration Date of the Offer to 5:00 p.m., New York City time, on Thursday, July 8, 2010.

On June 23, 2010, Sembcorp filed a motion to dismiss the Shareholder Litigation.

On June 29, 2010, the Commission issued its opinion unconditionally approving the proposed transaction.

On June 29, 2010, Waterloo executed a waiver letter, in satisfaction of condition to the Offer that all consents or approvals required to be obtained from any third party in connection with the Tender Offer and Stockholder Support Agreement, the Offer and the consummation of the Transactions contemplated thereby being obtained, as such condition relates to Waterloo.

On June 30, 2010, Biwater and Sembcorp executed an amendment to the Tender Offer and Stockholder Support Agreement (the “Second Amendment”). The Second Amendment extended the date on which either Biwater or Sembcorp could terminate the Tender Offer and Stockholder Support Agreement if Sembcorp had not purchased any Shares tendered pursuant to the Offer from July 31, 2010 to August 31, 2010.

11.	Purpose of the Offer; Plans for the Company.

The discussion set forth in Section 11 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

Purpose. The purpose of the Offer is to enable Purchaser to acquire control of the Company either through the acquisition of all of the issued and outstanding Shares, or, if fewer than all of the issued and outstanding Shares are validly tendered and not properly withdrawn prior to the Expiration Date, such lesser number of Shares as are validly tendered and not properly withdrawn, subject to the conditions of the Offer described in Section 13 of this Supplement and the Offer to Purchase. The purpose of the Offer is also to provide an opportunity for the minority investors in the Company to sell their Shares at the same price as the Stockholder.

Plans for the Company. Except as disclosed in this Supplement and the Offer to Purchase, it is currently expected that, initially following the Offer, the business and operations of the Company will generally continue as they are currently being conducted. Purchaser currently intends to cause the Company’s operations to continue to be run and managed by the Company’s existing executive officers. Nevertheless, Purchaser will continue to evaluate all aspects of the business, operations, financial condition, prospects, capitalization, corporate structure, assets, properties, policies, management and personnel of the Company, as well as conditions in securities markets generally, general economic and industry conditions and other factors after the consummation of the Offer, and will take, or cause to be taken, such further actions as it deems appropriate under the circumstances then existing.

Following the completion of the Offer, Purchaser expects to hold at least 17,868,543 Shares, representing approximately 58% of the issued and outstanding Shares (based on 30,781,343 Shares reported by the Company to be issued and outstanding as of June 25, 2010), and as majority stockholder, expects to have control of the board of directors of the Company, subject to legal and regulatory requirements, including, but not limited to, legal and regulatory requirements related to ensuring adequate independent director representation on the Company’s board of directors. On July 9, 2010, an extraordinary general meeting of the Company’s stockholders will be held and at that meeting it is expected that Purchaser will have a proxy from the Stockholder to vote its Shares at that meeting and that Purchaser will vote such Shares in favor of the appointment of Messrs. Tang Kin Fei, Tan Cheng Guan, David Guy and Richard Quek Hong Liat, each a designee of the Purchaser, to the Company’s board of directors. In addition, the Tender Offer and Stockholder Support Agreement provides that, the Stockholder shall use its reasonable best efforts to take any and all actions necessary to facilitate Purchaser’s obtaining control of the Company’s board of directors upon the consummation of the Offer including, but not limited to, using the Stockholder’s commercially reasonable efforts to cause a stockholders’ meeting to be called for the purpose of replacing the members of the board of directors, contingent on the consummation of the Offer, it being understood and agreed that the Stockholder shall not be required to remove members of the board of directors.

In addition, following the completion of the Offer, Purchaser, subject to and in accordance with applicable laws, intends to cause the Company to (1) delist the Shares from the NYSE, (2) suspend the Company’s obligation to file reports under the Exchange Act, pending termination of registration of the Shares under the Exchange Act and (3) terminate the registration of the Shares under the Exchange Act.

Except as disclosed in this Supplement and the Offer to Purchase, Purchaser does not have any present plans or proposals that would result in (a) any extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets, involving the Company or any of its subsidiaries, or (b) any material changes in the Company’s capitalization, corporate structure, business or composition of its management. Purchaser will work with the Company’s board of directors and management to evaluate and review the Company and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel with a view towards determining how optimally to realize any potential benefits which arise from the rationalization of the operations of the Company with those of other business units, affiliates and subsidiaries of Purchaser. Such evaluation and review is ongoing and is not expected to be completed until after the consummation of the Offer. If, as and to the extent that Purchaser acquires control of the Company, Purchaser will complete such evaluation and review of the Company and will determine what, if any, changes would be desirable in light of the circumstances and the strategic business portfolio which then exist.

Takeover Squeeze-Out Proceedings. If Purchaser acquires 95% or more of the nominal value of the issued outstanding share capital of the Company at or following the completion of the Offer to Purchase, its current intent is to seek to initiate a squeeze-out in order to acquire the Shares not tendered in the Offer (the “Minority Shares”) in accordance with the EU Takeover Directive (2004/25/EC) (“Takeover Squeeze-Out Proceedings”). The EU Takeover Directive provides that Purchaser may initiate Takeover Squeeze-Out Proceedings against the minority stockholders within three months of the expiration of the initial offer period, as extended by Purchaser. Purchaser will be entitled to commence Takeover Squeeze-Out Proceedings, and intends to commence Takeover Squeeze-Out Proceedings, if it has acquired 95% of a single class of the Company’s Shares, even if in aggregate it holds less than 95% of the total issued share capital (and less than 95% of the voting rights) of the Company with respect to the remaining stockholders holding the same class of Shares. In Takeover Squeeze-Out Proceedings, the holders of Minority Shares may not receive the same consideration that Stockholders received in the Offer. Instead, the price to be paid for the Minority Shares in the Takeover Squeeze-Out Proceedings would be paid in cash, in an amount determined by the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam) (the “Dutch Court”). In Takeover Squeeze-Out Proceedings, Dutch law provides for a presumption that the consideration offered in a public tender offer is a fair consideration to be paid to minority shareholders in such circumstances (the “Squeeze-Out Price”) if 90% or more of the shares of the company were acquired by the offeror pursuant to the tender offer, and the Takeover Squeeze-Out Proceedings are initiated within three months of the expiration of the initial offer period, as extended. The Dutch Court may appoint one or three experts for advice on the fairness of the Squeeze-Out Price and may set the Squeeze-Out Price at a higher or lower price than the Offer Price. The Takeover Squeeze-Out Proceedings would require court proceedings and possible expert valuation and accordingly, the receipt of funds could be substantially delayed, and the Squeeze-Out Price could be more or less than the Offer Price.

Ordinary Squeeze-Out Proceedings. While it is Purchaser’s current intent to seek to acquire the remaining issued and outstanding Shares of the Company in accordance with Takeover Squeeze-Out Proceedings available under the Dutch Civil Code, as described above, if Purchaser acquires 95% or more of the nominal value of the issued outstanding share capital of the Company, if Purchaser acquires 95% or more of the nominal value of the issued outstanding share capital of the Company and Takeover Squeeze-Out Proceedings are not available to Purchaser, Purchaser’s current intent is to seek to initiate a squeeze-out in order to acquire the Minority Shares pursuant to Section 2:92a of the Dutch Civil Code, which contains a procedure for the compulsory acquisition of shares owned by minority stockholders of a “naamloze vennootschap” or “N.V.”, a limited liability company such as the Company. Under Section 2:92a of the Dutch Civil Code, as soon as Purchaser and its affiliates, other than the Company, hold for their own account at least 95% or more of the nominal value of the issued outstanding share capital of the Company, Purchaser and such affiliates may institute proceedings against the minority stockholders, in accordance with Section 2:92a of the Dutch Civil Code, in order to secure the Minority Shares in the Company from those minority stockholders (an “Ordinary Squeeze-Out Proceeding”). Under Section 2:92a of the Dutch Civil Code, an Ordinary Squeeze-Out Proceeding may be initiated at any time upon fulfillment of the 95% ownership condition. An Ordinary Squeeze-Out Proceeding is instituted by means of a writ of summons served upon each of the minority stockholders in accordance with the provisions of the Dutch Code of Civil Procedure. Ordinary Squeeze-Out Proceedings are held before the Dutch Court.

The Dutch Court determines the Squeeze-Out Price and may also appoint one or three experts to advise it on the value of the Minority Shares. In Ordinary Squeeze-Out Proceedings following a public tender offer such as this, it is not uncommon for the Dutch Court to set the Squeeze-Out Price for the Minority Shares at an amount equal to the Offer Price. However, the Dutch Court may also set a higher or lower Squeeze-Out

Price. If the Dutch Court sets the Squeeze-Out Price to be paid for the Minority Shares, such Squeeze-Out Price shall be increased by the statutory interest rate applicable in The Netherlands (at present 3% per annum) for the period from the date the Squeeze-Out Price is determined by the Dutch Court to the date of payment of the Squeeze-Out Price to the minority stockholders. However, any dividends or other distributions made by the Company to its stockholders during that period will be deemed to be partial payments towards the Squeeze-Out Price.

The minority stockholders will only be required to transfer their Minority Shares, against payment of the Squeeze-Out Price upon an immediately enforceable court order. Purchaser will notify the minority stockholders of the date and place of payment for the Minority Shares and the Squeeze-Out Price to be paid for the Minority Shares by notification sent directly to the minority stockholders whose addresses are known and by means of an advertisement in a national daily newspaper in The Netherlands. Purchaser may also pay the Squeeze-Out Price for the Minority Shares, inclusive of interest accrued thereon, into escrow to the State of The Netherlands. By payment of the Squeeze-Out Price into a consignment account with the Ministry of Finance (“Escrow”), Purchaser will become the holder of the Minority Shares by operation of law subject to the same notice obligations to the minority stockholders as set forth above. Any encumbrances on any Minority Shares for which payment into Escrow has been made will be released from such Minority Shares and will transfer to the funds paid for such Minority Shares. At such time, the minority stockholders would cease to have any rights in their Minority Shares, including with respect to voting thereof. Their only right will be the right to receive payment therefor. The Ordinary Squeeze-Out Proceedings would require court proceedings and possible expert valuation and accordingly, the receipt of funds could be substantially delayed, and the Squeeze-Out Price could be more or less than the Offer Price.

In addition to Takeover Squeeze-Out Proceedings and Ordinary Squeeze-Out Proceedings, subject to and in accordance with applicable laws, Purchaser or an affiliate of Purchaser may, concurrently with or as soon as possible after the consummation of the Offer, also implement other restructuring measures to pursue further integration transactions of the Company into Purchaser’s corporate structure, which may include, without limitation, (i) the sale and transfer by the Company or any of its subsidiaries of all or part of the assets of the Company or any of its subsidiaries to Purchaser or any affiliates of Purchaser and (ii) the consummation by the Company and one or more Dutch subsidiaries of Purchaser of a legal merger within the meaning of Section 2:309 of the Dutch Civil Code, as described below.

Following the consummation or termination of the Offer, subject to and in accordance with applicable laws, Purchaser or an affiliate of Purchaser may, from time to time, seek to acquire additional Shares by causing the Company to issue Shares in exchange for property or cash consideration or through open market purchases, privately negotiated transactions, a tender offer or exchange offer, or otherwise, upon such terms and at such prices as it shall determine, which may be more or less than the price paid in the Offer.

Legal Merger. Subject to and in accordance with applicable law, Purchaser and the Company may initiate and seek the implementation of a legal merger between Purchaser, or any of its affiliates, and the Company. As a result of such legal merger, the Company would cease to exist and the Shares not held by the surviving company at the time of the legal merger would be exchanged into shares, of a class to be determined, of the surviving company (subject to any cash or other alternative that would be available to either Purchaser, the Company and/or holders of the Shares under applicable law and the terms of the merger proposal). The result of such a merger would be that the holders of Shares in the Company would become stockholders in a company with different assets and liabilities compared to those currently held by the Company and the value of such shares will also be determined by the business of the combined group or any part thereof, depending on the assets and/or liabilities held by the Company after such merger. In addition, it is possible that the shares in the surviving company held by former Stockholders would have different rights than the rights on the Shares, such as dividend rights and voting rights.

Effecting such a merger would be subject to the Company’s (and Purchaser’s) articles of association or other governing documents (as they may be amended from time to time) and applicable provisions of Dutch or other applicable law.

Sale and/or Transfer of Assets and Liabilities of the Company. At any time after the completion of the Offer, Purchaser and the Company may take steps to implement a sale and/or transfer of assets and liabilities of the Company to Purchaser or any of its affiliates, the consideration for which may consist of cash, cash equivalents or securities or other financial instruments (i) whose equity and dividend entitlements are limited and/or (ii) whose value depends on the value of the business of the combined group or any part thereof, or shares in the capital of Purchaser or any affiliate thereof. Any of such sales and/or transfers would result in any remaining stockholders holding an interest in a company with different assets and liabilities compared to those currently held by the Company and the value of such an interest will also be determined by the business of the combined group or any part thereof, depending on the assets and/or liabilities held by the Company after such sale and transfer.

Other Possible Measures. Purchaser and the Company may initiate, and seek the implementation of, a number of other restructuring measures, whether before, after, in combination with or as an alternative to the potential measures set out above. Such other restructuring measures may include, but are not limited to, the following (to the extent permitted by and in accordance with applicable law):

a.	an amendment of the Company’s articles of association, to permit the creation of separate classes of shares and/or other securities and/or to alter the rights attaching to one or more classes of Shares, which may have an impact on the voting rights on the Shares;

b.	the issue of shares in the capital of the Company of one or more classes to Purchaser or any of its affiliates (with the exclusion of pre-emptive rights, if any, of other stockholders, which shares can be paid up in cash and/or in kind, which could lead to a dilution of the interest of stockholders;

c.	the distribution of an extraordinary dividend or other distribution or repayment of capital on Shares, whether in cash or in kind. Any distributions made may take the form of a distribution out of reserves, an interim dividend, a final dividend, payment upon cancellation or, in case the Company is dissolved, a liquidation distribution;

d.	buy-back and/or cancellation of the Shares;

e.	a dissolution and liquidation of the Company;

f.	a transformation of the Company into another legal form; and/or

g.	the incorporation of and/or merger into or with a European company (Societas Europaea) or a non-European company.

It is possible that Purchaser may not be able to implement any proposed restructuring promptly after the completion of the Offer, that such restructuring may be delayed or that such restructuring may not be able to take place at all. This will depend on, among other things, the percentage of Shares tendered in the Offer and the means available in a particular jurisdiction to achieve the objective of enabling Purchaser (and/or its wholly-owned subsidiaries) to acquire all of the issued and outstanding Shares, taking into account options available under the applicable provisions of Dutch or other applicable law. In addition, any restructuring could be the subject of litigation, and a court could delay the restructuring or prohibit it from occurring on the terms described in this Supplement and the Offer to Purchase, or from occurring at all. Moreover, even if Purchaser is able to effect any proposed restructuring, the consideration that stockholders receive in any restructuring may be substantially lower and/or different in form than the consideration that they would have received had they tendered their Shares in the Offer (and they may also be subject to additional taxes).

Appraisal Rights. Under Dutch law or otherwise, holders of the Company’s Shares are not entitled to appraisal rights with respect to the Offer. However, if Purchaser acquires 95% or more of the nominal value of the issued outstanding share capital of the Company, its current intent is to seek to acquire the remaining issued and outstanding Shares of the Company in accordance with Takeover Squeeze-Out Proceedings, or Ordinary Squeeze-Out Proceedings, if such Takeover Squeeze-Out Proceedings are not available, as described above.

While it is Purchaser’s current intent to seek to acquire the remaining issued and outstanding Shares of the Company in accordance with Takeover Squeeze-Out Proceedings, or Ordinary Squeeze-Out Proceedings, if such Takeover Squeeze-Out Proceedings are not available, if Purchaser acquires 95% or more of the nominal value of the issued outstanding share capital of the Company, there can be no assurance, however, that Purchaser will undertake any of the actions described above or that stockholders who do not tender their Shares pursuant to the Offer will receive any consideration for their Shares from Purchaser at any subsequent time.

12.	Source and Amount of Funds.

The discussion set forth in Section 12 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

Purchaser estimates that the total amount of funds required to purchase all of the issued and outstanding Shares pursuant to the Offer and to pay related fees and expenses will be approximately US$215,000,000. Purchaser and its affiliates will finance the Offer with internally generated funds and borrowings under existing loan facilities or the issuance of notes under an existing medium term note program. As of the date hereof, no new loan agreements with any third party have been entered into in connection with the Offer. No alternative financing arrangements or alternative financing plans have been made in the event that the internally generated funds, borrowings under existing loan facilities or the issuance of notes under an existing medium term note program are not available as anticipated. Sembcorp has on hand substantially all of the funding required to acquire 100% of the Shares and does not expect to have any issue drawing on existing facilities for the remaining portion of the financing. Purchaser’s obligation to consummate the Offer is not conditioned on the ability to obtain financing.

13.	Certain Conditions of the Offer.

The discussion set forth in Section 13 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

Certain Conditions of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment any Shares tendered pursuant to the Offer, and may extend, terminate or amend the Offer, if (i) immediately prior to the Expiration Date of the Offer, the 80% Condition is not satisfied, or (ii) at any time on or after the execution of the Tender Offer and Stockholder Support Agreement and prior to the Expiration Date of the Offer, any of the following conditions (collectively, the “Conditions”) exists:

(a)

there shall have been instituted and be pending any litigation, suit, claim, action, proceeding or investigation brought by any Governmental Authority: (i) challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, to restrain or seeking to prohibit the making of or terms of the Offer or any of the actions contemplated thereby; (ii) seeking to prohibit or limit, in the reasonable judgment of the Purchaser, the full rights of ownership or operation by the Company, Purchaser or any of their affiliates of all or any of the business or assets of the Company, Purchaser or any of their affiliates (including in respect of the capital stock or other equity of their respective subsidiaries) or to compel the Company, Purchaser or any of their subsidiaries to dispose of or to hold separate all or any portion of the business or assets of the Company, Purchaser or any of their affiliates or any Shares; (iii) seeking, in the reasonable judgment of Purchaser, any significant diminution in the benefits expected to be derived by Purchaser or any affiliate of Purchaser as a result of the transactions contemplated by the Offer; or (iv) that is reasonably expected to otherwise prevent, adversely affect or materially delay consummation of the Offer;

(b)	there shall have been instituted and be pending in connection with the Offer any litigation, suit, claim, action, proceeding or investigation brought before any Governmental Authority which has a reasonable likelihood of success on its merits: (i) that would materially impair the value of the Owned Shares to Purchaser; (ii) seeking to materially and adversely affect the rights of ownership by Purchaser of the Owned Shares; or (iii) seeking material damages against Purchaser; other than in each case any such litigation, suit, claim, action, proceeding or investigation that is based upon Purchaser’s business, identity or historical business practice;

(c)	any Governmental Authority shall have prior to or subsequent to such date enacted, issued, promulgated, enforced or entered any law, statute, ordinance, code, rule, regulation, decree, injunction, judgment or order (collectively, “Laws”) (whether temporary, preliminary or permanent) and not repealed such Law, in either case, that has the effect of making the acquisition of Shares by Purchaser or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the transactions contemplated by the Offer and the Tender Offer and Stockholder Support Agreement (collectively, the “Transactions”);

(d)	any Governmental Authority shall have issued an order, decree, injunction or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or materially delaying or preventing the Transactions and such order, decree, injunction, ruling or other action shall have become final and non-appealable;

(e)	any representation or warranty of the Stockholder contained in Section 2 of the Tender Offer and Stockholder Support Agreement shall not be true and correct (except for any de minimis inaccuracy which, with regard to Section 2(g), shall be defined as an inaccuracy of not more than 10,000 Shares);

(f)	there has been a change, event, circumstance or occurrence that (i) is or would reasonably be expected to be materially adverse to the business, results of operations or financial condition of the Company and its subsidiaries taken as a whole or (ii) would prevent or materially delay Purchaser from performing its obligations under the Tender Offer and Stockholder Support Agreement, in each case other than effects due to (A) the announcement of the transactions contemplated by the Tender Offer and Stockholder Support Agreement, (B) any of the requirements or limitations imposed on the parties pursuant to the Tender Offer and Stockholder Support Agreement, (C) the occurrence of war or grave civil or political unrest, whether inside or outside of the any of the countries in which the Company or any of its subsidiaries operates, or (D) the occurrence of a natural event (including, without limitation, an earthquake, flood or other similar event), or any other external factor that causes significant damage to the infrastructure, communication systems or public utilities in the jurisdictions in which the Company or any of its direct or indirect subsidiaries provide services that, in each case, do not have a significantly disproportionate effect on the Company and its subsidiaries taken as a whole;

(g)	the Company has:

(i)	(A) declared or paid any dividends on or made other distributions in respect of any of its capital stock, (B) split, combined or reclassified any of its capital stock or (C) repurchased, redeemed or otherwise acquired any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii)	issued, delivered, sold, or authorized or agreed to the issuance, delivery or sale of, any shares of its capital stock or any other security convertible therein, or exchangeable or exercisable therefor, other than the issuance of the Restricted Shares to WAGCAP Advisors LLC;

(iii)	granted or authorized or agreed to any grant of any options, stock appreciation rights, phantom rights, profit participation rights or other rights to acquire securities of the Company or accelerated, amended or changed the period of exercisability or vesting of options or other rights granted under its unit or stock plans or authorized cash payments in exchange for any options or other rights granted under any of such plans;

(iv)	except in the ordinary course of business (it being understood that investments consistent with the Company’s written investment guidelines, in effect on April 26, 2010, shall be considered to be within the ordinary course of business), acquired or agreed to acquire any material assets (including securities) or engaged in any similar transaction or made any loans, advances or capital contributions to, or investments in, any person other than an existing subsidiary, in an aggregate amount in excess of US$10,000,000;

(v)	sold, leased, licensed, encumbered or otherwise disposed of any of its fixed assets or any interest therein valued in the aggregate in excess of US$10,000,000 for any single asset or series of related assets, or an aggregate amount of US$20,000,000, other than in the ordinary course;

(vi)	adopted or implemented or agreed to adopt or implement a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization;

(vii)	incurred or suffered to exist any indebtedness for borrowed money or guaranteed any such indebtedness, entered into any “keep-well” or other agreement to maintain any financial statement condition of another person or entered into any arrangement having the economic effect of any of the foregoing, except for working capital borrowings incurred in the ordinary course of business and except for the refinancing of the Company’s facility with HSBC Commercial Banking on commercially reasonable economic terms and substantially similar other terms to the current facility and at a capacity of no more than US$80,000,000; or

(viii)	net debt in excess of its net debt as of December 31, 2009;

(h)	the Stockholder shall have failed to perform, in any material respect, any obligation or to comply, in any material respect, with any agreement or covenant of the Stockholder to be performed or complied with by it under the Tender Offer and Stockholder Support Agreement;

(i)	the Tender Offer and Stockholder Support Agreement shall have been terminated in accordance with its terms, or any event shall have occurred that gives Purchaser the right to terminate the Tender Offer and Stockholder Support Agreement;

(j)	the Company SEC Documents contain an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

(k)	Purchaser has been made aware of a material approval, authorization, clearance, license, order, confirmation, consent, exemption, grant, permission, recognition and/or waiver necessary for the making or implementation of the Offer or consummation of the Transactions (an “Authorization”) which is required to be obtained from a Governmental Authority of any jurisdiction in which the Company or any of its subsidiaries or associated companies carries on business and: (i) any such Authorization has not been obtained during the Offer period, (ii) if any such Authorization is subject to conditions that are required to be fulfilled prior to the final closing date of the Offer, any of such conditions has not been fulfilled during the Offer period or (iii) any such Authorization ceases to remain in full force and effect during the Offer period or a notice of intention to revoke, modify or not to renew any such Authorization has been received during the Offer period;

(l)	all consents, approvals, authorizations, notices, reports or other documents required to be obtained or made by Purchaser from any third party in connection with the execution, delivery and performance of the Tender Offer and Stockholder Support Agreement, the Offer and the consummation of the Transactions shall not have been made or obtained and in each case such failure or objection could reasonably be expected to have a Material Adverse Effect on the Company or Purchaser or could subject Purchaser or any of its subsidiaries, the Company or any of their respective officers, directors or affiliates to material liability or any criminal liability; or

(m)	Purchaser shall not have received a certificate from an officer of the Stockholder dated the Expiration Date stating that to the best knowledge of the Stockholder the conditions set forth in (g) above have been satisfied.

The foregoing Conditions are for the sole benefit of Purchaser and may be waived by Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Purchaser. All conditions to the Offer must be satisfied or waived on or prior to the Expiration Date of the Offer.

For the purposes of these Conditions, “80% Condition” means that at least 80% of the then issued and outstanding Shares on a fully diluted basis (after taking into account all of the issued and outstanding Shares and assuming the exercise, conversion or exchange of all options, warrants, convertible or exchangeable securities and similar rights and the issuance of all Shares that the Company is obligated to issue thereunder) shall have been validly tendered and not withdrawn prior to the Expiration Date.

For the purposes of these Conditions, “Material Adverse Effect” means, with respect to any person, any change, event, circumstance or occurrence that (i) is or would reasonably be expected to be materially adverse to the business, results of operations or financial condition of such person and its subsidiaries taken as a whole or (ii) would prevent or materially delay such person from performing its obligations under the Tender Offer and Stockholder Support Agreement.

14.	Dividends and Distributions.

The discussion set forth in Section 14 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

If, on or after the date of the Offer to Purchase, the Company (i) splits, combines or otherwise changes the Shares or its capitalization, (ii) acquires Shares or otherwise causes a reduction in the number of Shares, (iii) issues or sells additional Shares, or any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, or (iv) discloses that it has taken such action, then, Purchaser may make such adjustments to the Offer Price and other terms of the Offer as Purchaser deems appropriate to reflect such split, combination or other change including the number or type of securities offered to be purchased.

If, on or after the date of the Offer to Purchase, the Company declares or pays any cash dividend on the Shares or other distribution on the Shares, or issues with respect to the Shares any additional Shares, shares of any other class of capital stock, other than voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to us or our nominee or transferee on the Company’s stock transfer records, then, (i) (x) the Offer Price may be reduced by the amount of any such cash dividends or cash distributions and (y) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for Purchaser’s account and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for Purchaser’s account, accompanied by appropriate documentation of transfer, or (b) at Purchaser’s direction, be exercised for Purchaser’s benefit, in which case the proceeds of such exercise will promptly be remitted to Purchaser or (ii) as set forth in more detail below, Purchaser may terminate the Offer for failure of a Condition to the Offer. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance or proceeds and may withhold the entire offer price or deduct from the Offer Price the amount or value thereof, as determined by Purchaser in its sole discretion. In the event the Offer Price is adjusted due to the issuance of any such dividends or distributions, Purchaser will ensure that the Offer will remain open for at least ten business days after Purchaser announces such adjustment to the Offer Price. In the event Purchaser waives the condition regarding the issuance of any such dividends or distributions, Purchaser will ensure that the Offer will remain open for an appropriate period of time after Purchaser announces such waiver.

In addition, two conditions to the Offer are that the Company has not (A) (i) declared or paid any dividends on or make other distributions in respect of any of its capital stock, (ii) split, combined or reclassified any of its capital stock or (iii) repurchased, redeemed or otherwise acquired any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; or (B) issued, delivered, sold, or authorized or agreed to the issuance, delivery, sale, pledge or encumbrance of, any shares of its capital stock or any other security convertible therein, or exchangeable or exercisable therefore. However, the Tender Offer and Stockholder Support Agreement provides that notwithstanding anything to the contrary contained therein, before Purchaser can terminate the Offer as a result of the failure of the conditions set forth above, Purchaser and the Stockholder are required to negotiate in good faith a reduction of the Offer Price to take into account any dilution in the Company’s capital stock resulting from the failure of such conditions, provided, however, that in no event will any renegotiations of the Offer Price result in Purchaser owning less than 53% of the issued and outstanding Shares of the Company. In the event the Offer Price is adjusted due to the failure of conditions (A) or (B) set forth above, Purchaser will ensure that the Offer will remain open for at least ten business days after Purchaser announces such adjustment to the Offer Price. In the event Purchaser waives conditions (A) or (B) set forth above, Purchaser will ensure that the Offer will remain open for an appropriate period of time after Purchaser announces such waiver.

15.	Certain Legal Matters.

The discussion set forth in Section 15 of the Offer to Purchase is hereby amended and supplemented to add the following additional paragraphs:

On May 25, 2010, the Company voluntarily withdrew its complaint pending against Sembcorp in the Litigation, without prejudice. Also on May 25, 2010, Spigthoff, on behalf of Biwater, filed an application with the Enterprise Chamber of the Amsterdam Court of Appeals requesting an inquiry into the Company’s policies and conduct of business with regard to the actions taken by it in response to the Offer.

On May 27, 2010, Spigthoff sent a letter (the “May 27 Letter”) to Stibbe stating that an analysis of the possibilities open to the Company after the withdrawal of its complaint in the Litigation indicates that the Company may be considering the issuance of Shares to a special purpose vehicle in order to dilute Biwater’s ownership interest in the Company and to thwart the Offer (a “Dilutive Issuance”). Accordingly, the May 27 Letter requested confirmation from the Company that it would not make a Dilutive Issuance without Biwater’s prior written consent or that if such a resolution is adopted by the board of directors of the Company, the Dilutive Issuance would not be implemented prior to the Enterprise Chamber of the Amsterdam Court of Appeals ruling on the matter. The May 27 Letter stated that if the Company did not provide Biwater or its counsel with confirmation within 24 hours, Biwater would seek declaratory judgment regarding the dilutive issuance in the Enterprise Chamber of the Amsterdam Court of Appeals.

On May 28, 2010, Stibbe sent a letter to Spigthoff (the “May 28 Letter”) in response to the May 27 Letter. The May 28 Letter stated that the Company was not willing to give the confirmations requested in the May 27 Letter. The May 28 Letter indicated that the Company would however be willing to discuss ways in which the minority shareholders of Cascal could be protected, including through the implementation of an adequate corporate governance structure and undertakings by Biwater and Sembcorp that (i) the Shares would not be delisted or deregistered until Sembcorp holds 95% of the issued and outstanding Shares, (ii) no assets of the Company would be sold to Sembcorp or its affiliates and (iii) in the event of the breach of the forgoing undertakings, Sembcorp would agree to pay a penalty of €10 per Share and (iv) if Sembcorp were to transfer its Shares, the forgoing undertakings would be required to be transferred. If the forgoing protections were not put in place, the May 28 Letter provided that Stibbe would consider the Offer coercive and would take all steps necessary to protect the Company and its shareholders.

Later in the day on May 28, 2010, Spigthoff, on behalf of Biwater, filed an application with the Enterprise Chamber of the Amsterdam Court of Appeals requesting an injunction seeking to (i) prohibit the Company’s board of directors from adopting a resolution in favor of a Dilutive Issuance, if such a resolution has not already been adopted, (ii) suspend such resolution, if already adopted, and prohibit the Company’s board of directors from adopting any new resolutions in favor of a Dilutive Issuance and (iii) suspend Messrs. Biewenga, Auster and Sonkin from the Company’s board of directors until the decision of the Enterprise Chamber of the Amsterdam Court of Appeals has been rendered in the event that either (a) at the time of the hearing to be held on the matter the Company has already made the Dilutive Issuance or (b) the Dilutive Issuance has not been made, but at the hearing to be held on the matter the Company refuses to undertake not to make, or not to resolve to make, a Dilutive Issuance.

On June 2, 2010, the Company filed with the Enterprise Chamber of the Amsterdam Court of Appeals a request for interim measures requesting the Court to issue an order to (i) either have Biwater’s Shares transferred to an independent third party (so that such person could vote the Shares at any meeting of the Company’s stockholders) or suspend of the voting rights of Biwater, (ii) forbid Biwater from tendering their Shares (which have already been tendered in the Offer) if Sembcorp does not agree to (a) cooperate in implementing an adequate corporate governance of the Company by guaranteeing the continued membership of a sufficient number of independent directors and granting those independent members adequate approval and veto rights in respect of the resolutions that protect the interests of the Company’s minority stockholders, (b) refrain from delisting/deregistering the Shares and (c) impose the same obligations on any transferee of Biwater’s Shares and (iii) suspend Messrs. White and Magor from serving on the Company’s board of directors retroactively from March 7, 2010. The date for the hearing on the various orders pending before the Enterprise Chamber of the Amsterdam Court of Appeals was set for June 10, 2010.

On June 6, 2010, Sembcorp joined the application filed by Biwater with the Enterprise Chamber of the Amsterdam Court of Appeals, as an interested party.

On June 7, 2010, a shareholder of the Company commenced litigation against Purchaser in the United States District Court for the Southern District of New York, alleging that Purchaser failed to disclose material information in the Offer to Purchase filed on May 21, 2010, in violation of Section 14(e) of the Exchange Act. The shareholder seeks to act on behalf of all other persons who held the Company’s shares on May 21, 2010, the date the Offer was launched.

On June 10, 2010, the hearing on the various orders pending before the Enterprise Chamber of the Amsterdam Court of Appeals was held.

On June 16, 2010, the Enterprise Chamber of the Amsterdam Court of Appeals rendered its decision on the various matters pending before it and found in favor of Biwater and Sembcorp on all counts and rejected all of the Company’s requests for interim relief. Since the Company’s lawyers told the Enterprise Chamber of the Amsterdam Court of Appeals at the hearing that no Dilutive Issuance would be made if the Court should find against the Company, the Enterprise Chamber of the Amsterdam Court of Appeals made no restraining order to that effect in its decision.

On June 17, 2010, in connection with the Shareholder Litigation, the shareholder filed an amended complaint and a motion for a temporary restraining order or for a preliminary injunction to stop the commencement of the Offer. Purchaser filed an opposition to the shareholder’s motion on June 17, 2010, and on June 18, 2010, a hearing was held on the motion before the Honorable Sidney Stein, United States District Judge. At the hearing, the shareholder withdrew its motion for a temporary restraining order to stop the closing of the Offer.

On June 23, 2010, Sembcorp filed a motion to dismiss the Shareholder Litigation.

17.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of the Shares in any state of the United States in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such state.

Neither Parent nor Purchaser is aware of any state of the United States in which the making of the Offer or the acceptance of the Shares in connection therewith would not be in compliance with the laws of such state.

Parent and Purchaser have filed a Schedule TO with the SEC pursuant to Rule l4d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto from time to time. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8 of this Supplement and the Offer to Purchase.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PARENT OR PURCHASER NOT CONTAINED IN THIS SUPPLEMENT, THE OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

SEMBCORP UTILITIES PTE LTD.

June 30, 2010

SCHEDULE A

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

AND PURCHASER

Schedule A – Information Concerning Directors and Executive Officers of Parent and Purchaser is hereby amended and restated as follows:

1. The references under “Section 1. Directors and Executive Officers of Parent.” and “Section 2. Directors and Executive Officers of Purchaser.” to Ngiam Joke Mui are hereby deleted in their entirety.

2. The information in “Section 1. Directors and Executive Officers of Parent.” is amended and supplemented as follows:

Name / Business Address / Citizenship	Principal Occupation / Employment / Material Positions Held In Past Five Years
Koh Chiap Khiong	Group Chief Financial Officer of Parent since July 2010. Deputy Chief Financial Officer of Parent from August 2008 to June 2010.

Director of Purchaser since July 2010. Director of Sembcorp Cogen Pte Ltd since July 2010. Director of Sembcorp NEWater Pte Ltd since July 2010. Director of Sembcorp (Germany) Pte. Ltd since October 2009. Director of Sembcorp Gulf Holding Co Ltd since July 2010. Alternate Director of SCU Mauritius Pte Ltd since July 2010. Director of Sembcorp Gas Pte Ltd since March 2009. Chief Financial Officer of PowerSeraya Pte Ltd from May 2005 to July 2008.

3. The information in “Section 2. Directors and Executive Officers of Purchaser.” is amended and supplemented as follows:

Name / Business Address / Citizenship	Principal Occupation / Employment / Material Positions Held In Past Five Years
Koh Chiap Khiong	Director of Purchaser since July 2010.

Group Chief Financial Officer of Parent since July 2010. Deputy Chief Financial Officer of Parent from August 2008 to June 2010. Director of Sembcorp Cogen Pte Ltd since July 2010. Director of Sembcorp NEWater Pte Ltd since July 2010. Director of Sembcorp (Germany) Pte. Ltd since October 2009. Director of Sembcorp Gulf Holding Co Ltd since July 2010. Alternate Director of SCU Mauritius Pte Ltd since July 2010. Director of Sembcorp Gas Pte Ltd since March 2009. Chief Financial Officer of PowerSeraya Pte Ltd from May 2005 to July 2008.

Manually signed facsimile copies of the Amended and Restated Letter of Transmittal, properly completed and duly executed, will be accepted. The Amended and Restated Letter of Transmittal, certificates for the Shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker-dealer, commercial bank, trust company or other nominee to the Depositary as follows:

BNY Mellon Shareowner Services

By Mail:	By Overnight Courier or By Hand:

BNY Mellon Shareowner Services	BNY Mellon Shareowner Services
Attn: Corporate Actions Department	Attn: Corporate Actions Department
Post Office Box 3301	480 Washington Blvd - Mail Drop-Reorg
South Hackensack, NJ 07606	Jersey City, NJ 07310

For Notice of Guaranteed Delivery
(for Eligible Institutions only)

By Facsimile Transmission:
(201) 680-4626

To Confirm Facsimile Transmission Only:
(201) 680-4860

Any questions or requests for assistance or additional copies of this Supplement, the Offer to Purchase, the Amended and Restated Letter of Transmittal, the Revised Notice of Guaranteed Delivery and related materials may be directed to the Information Agent at its telephone numbers and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com